UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒     Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

2004 Annual Report

DESCRIPTION:

Queenstake Resources 2004 Annual Report

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	May 19, 2005	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

3

Queenstake

Producing Gold, Growth and Value

2004 Annual Report

Resources

In Brief

•                  Acquired Jerritt Canyon Mine in northern Nevada, July 2003

•                  Queenstake at one stroke became a mid-tier gold company

•                  Now sixth largest U.S. gold producer

•                  Long-term production of 275,000 ounces or more per year

•                  Five-year mine life – and growing

•                  Highly prospective 100-square-mile exploration district

•                  Historical exploration success: 18 deposits found in 24 years

•                  All mines in northern half: southern half hardly explored

•                  Established significant southern deposit in 2004

•                  Unhedged

•                  Trades on TSX: QRL; Amex: QEE

MCE Mine
(now mined out)
New Steer Mine
Murray Mine

Looking northeast across the northern section of Jerritt Canyon, the broken nature of the land can be seen. The faults that broke up the ground carried the gold mineralizing fluids to the surface. Eighteen deposits have been found and mined in the northern half of the property over the last 24 years. The southern half, with the same geology, has hardly been explored. This is where we established the *Starvation Canyon* deposit in 2004.

100-Square-Mil

SSX Mine
Jerritt Canyon Mill
Smith Mine and
new Mahala Deposit
NEVADA
Owyhee
Mountain City
White Rock
Jack Creek
225
JERRITT
CANYON
Tuscarora
226
Meikle
Mine
Deep Post
Mine
Carlin Mine
80
Elko
Gold Quarry
Mine
Carlin

e Land Package

at Jerritt Canyon

2004 Highlights

•                  Important Milestones

•                  Jerritt Canyon produced its seven millionth ounce after 24 years of operation

•                  Worked more than 1.4 million man hours since September 2003 without a lost-time accident

•                  Mine Development Now Well Ahead of Early 2004

•                  Development footage increased 93% over 2003

•                  Two new deposits developed

•                  Collared Steer Mine portal and tunneled 2,250 feet to reach reserves and resources

•                  Tunneled 1,500 feet to Mahala deposit, accessed via the Smith Mine portal

•                  Constructed surface support facilities at Steer in preparation for full scale mining

•                  Disappointing Production Results

•                  Produced 243,300 ounces of gold vs. planned 300,000 ounces

•                  Total cash operating costs were $336 per ounce, vs. planned $275

•                  Development now sufficiently advanced to forecast increased production of 275,000 ounces for 2005

•                  Aggressive and Successful Exploration Program

•                  Completed 300,000 feet (57 miles) of drilling in more than 400 holes

•                  Increased reserves 54%, after depletion, to 875,000 ounces of gold

•                  Established a new gold deposit at Starvation Canyon

•                  Fourth largest gold exploration program in Nevada: $10.4 million

•                  Successful Financing to Support Mine Development, Reduce Debt

•                  Completed equity financing of $12.2 million, net of commissions

•                  Eliminated $20.0 million long-term debt and $9.0 million in royalties

•                  Reclamation liability remains fully funded

•                  Sold Magistral property in Mexico for $9 million

•                  Listed on the American Stock Exchange, symbol QEE

2004 Results

The reliability of the equipment we acquired mid 2003 was much lower than we anticipated. Overdue maintenance and new equipment is steadily improving availability.

	2004	2003(1)	2002(2)
Gold production (000 ounces)	243.3	150.0	—
Gold sales (000 ounces)	245.7	146.8	—
Average realized gold price ($/ounce)	398	377	—
Cash operating costs (3) ($/ounce)	336	270	—
Revenue ($ millions)	97.8	54.9	—
Net loss ($ millions)	(22.1)	(7.8)	(1.1)
Per common share, basic and diluted ($)	(0.06)	(0.04)	(0.02)
Net cash provided by (used in) operations ($ millions)	15.2	13.5	(0.8)
Market capitalization at year-end ($ millions)	164	205.7	13.4
Share price at year-end (C $)	0.475	0.740	0.310
Total assets ($ millions)	87.9	97.9	4.6

All dollar amounts used in this annual report are in U.S. dollars unless otherwise specified.

(1) Six months of operations, July to December 2003

(2) Queenstake had no commercial production in 2002

(3) See reconciliation of cash operating costs per ounce to GAAP operating costs on page 28

Forward-Looking Statements - This Annual Report contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this annual report about Queenstake’s future plans, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Reserves

(Mined ounces do not equal gold production due to recovery process losses and estimations.)

Since mid 2003, when Queenstake acquired Jerritt Canyon, over 730,000 ounces have been added to reserves and about 380,000 ounces mined or depleted.

This is an increase in reserves of 67% in 18 months, after replacing ounces mined.

Table of Contents

2004 Highlights
2004 Results
Reserves
President’s Letter
Operations
Exploration
Social Responsibility
Corporate Governance
Glossary: Reserves & Resources
MD&A
Auditors & Management’s Reports
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information

President’s letter

Dorian L. (Dusty) Nicol

President & Chief Executive Officer

Dear Fellow Shareholder,

A Year of Mixed Results

The past year has had its ups and downs for the management team at Queenstake. The production disappointments masked our considerable achievements which confirmed the underlying value of the Jerritt Canyon Mine and our reasons for acquiring it.

We acquired the mine mid 2003, several years after the previous owners had made the decision to mine out and close the property by the end of 2004. Understandably with making this decision, they invested no money in the mine beyond the short term operating requirements. Equipment was maintained, but long-overdue overhauls were not done, and development to access the immediate underground mining areas was carried out on a limited basis, but the search for and development of new areas to mine was not.

Learning from Our Mistakes

We knew that a major investment had to be made in developing access to the mineral resources in order to continue mining, and that we had to add new reserves to extend the limited mine-life we inherited. We made the investment and continue to do so, and we are beginning to see the benefits. However, we made two basic mistakes in the first 18 months after acquiring Jerritt Canyon:

First, we did not realize that we would not be able to develop new mining areas fast enough while still mining other areas – logistics limited the work we could do. Hence, production was constrained by the lower tonnage mined and we missed our 300,000-ounce gold production target by nearly 57,000 ounces. Consequently, our cash operating cost was $336 per ounce versus a planned $275 per ounce, principally because of the mine’s fixed costs being spread over fewer ounces produced.

Second, we met production and cost targets for the second half of 2003, the first six months that we operated Jerritt Canyon. This gave us a false sense of optimism when making our forecast for 2004. We did not recognize that our targets were unrealistic. Also, we did not include sufficient contingency for the setbacks all mines can face. Our setbacks came by way of an exceptional winter snowfall, equipment failures well beyond what we anticipated due to lack of long-term maintenance by the previous owners, difficulties in efficiently developing and accessing new mining areas, and a number of smaller events that were significant on a cumulative basis.

We should have foreseen and planned for the main issues. We should have been more realistic as these issues unfolded. We should have better managed investor expectations. That is the bad news.

In 2003, we acquired an operating mine, its resources and all the infrastructure for approximately $50 million. The mill alone would cost well over $100 million to replace today. Here, tailings pond water is being evaporated at the mill.

The Good News

The good news is that we believe the turnaround is underway, based on our considerable successes in 2004:

•                  Mining equipment and mill availability has improved.

•                  Developed mining areas have increased 25% and we continue to develop more.

•                  The new Steer Mine has been developed, as has the Mahala extension to the Smith Mine.

•                  Jerritt Canyon had estimated reserves of 875,000 ounces at the end of 2004, representing an addition of 730,000 ounces (including what we have mined) since our purchase of the mine.

•                  The mine had measured and indicated resources estimated at 2.4 million ounces (including reserves) at the end of 2004, indicating a minimum five-year mine life. There are additional inferred resources of 0.9 million ounces and many exploration opportunities to further extend that life.

•                  Our exploration team discovered high-grade gold mineralization at Starvation Canyon, reinforcing our belief that the underexplored southern half of the property is highly prospective.

•                  Employees of the Jerritt Canyon Mine worked 1.4 million man-hours without a lost-time accident since September 2003.

•                  We completed the $20 million repayment of an acquisition loan ahead of schedule.

•                  We eliminated production royalties for $9 million.

The Best Place to Find a Mine ...

We believe there are more orebodies to be found on our property. Jerritt has hosted 18 mines in its 24-year life, accounting for over seven million ounces of production, and there are many other mines nearby in the world-renowned Carlin Trend. The old saying that “the best place to find a mine is near a mine” is based on the fact that the mineralizing fluids that created one orebody often find other faults to create nearby deposits. Our property has many such faults as evidenced by the broken nature of the topography (see the photograph on the inside front cover). It is our job to find where else the gold has been deposited, such as at Starvation Canyon.

In searching for that gold, we have the advantage of over 24 years of geological data. We also have an increasing knowledge of what controls the formation of ore deposits on our property and how to explore for them more effectively. More importantly, we have a superb exploration team with a phenomenal track record of discovery at Jerritt Canyon and elsewhere. That team will continue to discover more gold at our mine.

Ore is hauled from the mine portals to the mill in 150-ton trucks. While mined tonnage fell short of target in 2004 due to the logistical constraints of essential development work, we are now catching up and expect to meet our forecast in 2005.

Starvation Canyon

Historically, there has been much less exploration in the southern half of the Jerritt Canyon District than the northern half, which hosts the deposits that have produced over seven million ounces of gold to date. Previous owners did identify a number of mineralized areas in the southern half, but their exploration programs consisted principally of wide-spaced drilling focused on potential open-pit targets. When none were recognized, exploration in that part of the District essentially ceased and was not pursued until Queenstake’s acquisition and our aggressive program.

One of the mineralized areas recognized by previous owners was Starvation Canyon, about 17 miles southwest of our mill. Gold mineralization was discovered that was geologically similar to other Jerritt Canyon deposits, but when it did not appear amenable to open pit mining, it was not followed up.

Using the results of the previous work in the Starvation Canyon area, we began the search for high-grade deposits that could be mined from underground. Drilling in 2004 found significant thicknesses of high-grade gold mineralization and the mineralization was expanded. We have now demonstrated an indicated resource currently estimated at 156,000 ounces; this is not yet included in our reserves. The mineralized zones that host this deposit have not been fully delineated and have the potential for significant expansion. The deposit should be readily accessible by a horizontal ramp from the nearby canyon wall.

Drilling in 2005 is expected to increase and upgrade the resource at Starvation Canyon, as well as begin testing other parts of the exciting 4 1/2 -mile mineralized trend, which includes this deposit.

The Underexplored Half of the Property

This discovery of high-grade gold mineralization validates one of our reasons for the acquisition: There is gold to be found in the underexplored southern half of the property. And why shouldn’t it be there? It has the same geology as the northern half where seven million ounces have been produced, and where there is still more to be mined.

At the time of acquiring Jerritt Canyon, our optimism for its potential was mirrored by the enthusiasm of the mining and exploration people at site and not just for the sake of their continued employment. (They are of such a high caliber that they would have been welcomed at almost any mine in Nevada). Like us, they knew there was much more gold to be found.

The Next Stage of Evolution

I was asked to take over as CEO in March 2005. My past role as Vice President and a Director of the Company since 1999, together with my exploration background, will allow me to help guide Queenstake through the next stage of its evolution, namely, to turn Jerritt Canyon into a profitable operation and to find other orebodies within our highly prospective 100-square-mile property.

As this annual report goes to press, our projection for 2005 is that we will produce 275,000 ounces of gold. However, we are currently updating the mine plan and budget in order to reflect a review of our forecasting procedures as well as recent drill data. Because of seasonal slowness during winter, we expect to produce 45% of the ounces in the first half of the year, biased towards the second quarter, and 55% in the second half. At the moment we do not want to forecast a total cash operating cost per ounce until we have a better feel for the timing of operational improvements, but it should be below 2004’s cost of $336 an ounce. On a longer-term basis, our projection is that we will produce 275,000 ounces or more per year.

I realize the disappointments in 2004 have undermined our credibility with investors. However, I believe our achievements during the year reinforce the underlying value of Jerritt Canyon and Queenstake. Unfortunately, it will take several quarters of performing to expectations before the market will give us credit for our reserves and resources, our ability to be profitable, the upside potential for discoveries on the property, and our mid-tier producer status. We will work hard to meet our targets.

2004 Achievements

•                  Significantly increased access to mining areas

•                  Developed two new orebodies near existing mines

•                  Increased reserves nearly 7%, after depletion

•                  Improved mill and equipment availability

•                  Discovered high-grade deposit in southern section of property

•                  Worked safely for 18 months

•                  Repaid $20 million acquisition loan

•                  Eliminated royalties for $9 million

2005 Objectives

•                  Produce 275,000 ounces gold, subject to updated information

•                  Total cash costs to be less than 2004

•                  Lower corporate overhead

•                  Continue exploration of high priority targets

•                  Expand and upgrade the Starvation Canyon resource

•                  Plan for long-term production of over 275,000 ounces per year

Our Thanks

My thanks and that of the Board goes to the people at Queenstake for their continued hard work and support. They experienced the difficulties of 2004 and together we got through them. Of greater importance, they brought about the achievements during the year that are helping to turn the Company around.

And our thanks to you, our shareholders, for your support. Queenstake has come a long way in the 18 months since we acquired Jerritt Canyon and became a mid-tier gold producer. As you can see by 2004’s achievements, we are demonstrating that the potential and the value are there to be realized.

In Jerritt Canyon, we believe we have a mine with a long and profitable life.

Yours Sincerely,

Dorain L. (Dusty) Nicol
President and Chief Executive Officer

April 6, 2005

Operations

Ore awaits being hauled from the SSX Mine to the mill. Three of the four underground mines are accessed by ramps from the bottom of mined-out open pits. We follow the mineralization below the economic depths of the pits and elsewhere underground.

Jerritt Canyon

The Jerritt Canyon Mine consists of four separate ramp-accessed underground mines: the Murray, SSX, Steer, and Smith. None of the mines exceed 1,000 feet in depth measured from the elevations at their portals. Underground mining is trackless, using low profile 6-cubic-yard load/haul/dump tractors (LHD) loading 35- and 40-ton trucks for ore removal. Ground support is typically rock bolts and shotcrete, with cemented back-fill in mined areas.

All underground ore is stacked near the mine portals for grade sampling. It is then transported in 150-ton trucks to the central processing facility for drying, grinding, roasting, carbon-in-leach (CIL) processing, and refining. High quality doré bars are shipped for commercial refining to fine gold.

Total Production: 24-Year History

	Tons	Ounces(1)	Grade
	(000)	(000)	(oz/t)

Open-Pit Production – 12 Mines (mined out)	35,554.3	5,393.1	0.152

Underground Mine Production
SSX	2,903.2	894.3	0.308
Murray	3,575.6	1,197.5	0.335
Smith (including new Mahala deposit)	653.2	186.3	0.285
Steer (new)	29.9	5.6	0.187
West Generator (previously mined out)	460.1	108.1	0.235
MCE (mined out in 2004)	258.3	95.4	0.369

Underground Production – 6 Mines	7,622.0	2,391.9	0.314

TOTAL – 18 Mines	43,176.3	7,785.0	0.180

(1) Before process recovery losses

The Jerritt Canyon Property

Four mines supplied feed to the mill in 2004. MCE was mined-out in the year as the Steer Mine and the Mahala deposit at Smith were being developed for production. In all, 18 mines – 12 open-pit – have been operated over the past 24 years. Many targets await exploration.

2004: Major Changes and Improvements

During 2004 we mined over 1.1 million tons from the underground mines and recovered and sold 243,300 ounces of gold.

Production in 2004 fell well short of plan and we have identified and addressed the critical operating issues. We have gained considerable knowledge in how best to develop our new mines while continuing to extract ore from the existing ones, and we are improving key areas on a continuing basis. An impending mine-closing situation was inherited from the previous owners in July 2003 – the operation was being prepared for shutdown in December 2004. In the past 18 months we have been running hard to catch up on the development of mining areas, or stopes, and to provide ore beyond 2004 at a higher-grade mill feed than using the low-grade stockpile.

In the fall of 2003 when we were compiling our operating plan for 2004, we underestimated two key elements of the plan:

•                  Availability of the mining fleet and the mill due to the cost-saving approach to maintenance as the mine neared closure; and

•                  The logistical constraints of a major underground development program working in tandem with normal mining operations – such as the volume of mine traffic.

Our results for the year, though disappointing, benefited from the skills and resources of the mine personnel who are Jerritt Canyon. With their commitment and hard work we accomplished major changes and improvements. The benefits were felt in 2004 and are being realized more fully in 2005. We have done and continue to do the following:

•                  Strengthen the operating and management teams

•                  Upgrade and replace older mining equipment to improve productivity and operating costs

•                  Upgrade site communications and computer systems

•                  Began construction of the new Steer Mine’s support facilities, such as the maintenance building

•                  Aggressively explore around the mine areas, including:

•                  Resource-to-reserve conversion drilling

•                  Development at each of the operating mines, nearly doubling the footage of 2003.

Ore mined in 2004 exceeded the combined 2003 tonnage of the previous owners and Queenstake. However, the ore grade was lower than anticipated, yielding 8% less ounces mined.

In 2005, underground ore production is targeted at 2004 production levels. Ore grade mined in 2004 averaged 0.253 oz/ton, which is below 2003 levels, and grades for 2005 are targeted to be slightly above 2004.

Drilling is underway to define reserves at the Smith Mine where the recently discovered Mahala deposit was developed in 2004. Mahala already contains over 80,000 ounces of reserves and there is more gold to be discovered.

Production Statistics

	Jan – June 2003	July – Dec 2003	2003	2004	2005 Forecast(1)
	(pre Queenstake)	(Queenstake)
Ore mined (tons)	551,187	544,341	1,095,528	1,144,214	1,140,000
Waste mined (tons)	185,015	206,423	391,438	495,998	385,000
Total tons mined	736,202	750,764	1,486,966	1,640,212	1,525,000
Average grade mined (oz/t)	0.285	0.288	0.287	0.253	0.259
Gold mined (oz)	157,193	156,982	314,175	289,436	295,000
Stockpile used (tons)	178,126	222,787	400,913	161,619	310,000
Process throughput (tons)	729,313	767,128	1,496,441	1,305,833	1,450,000
Grade processed (oz/t)	0.230	0.221	0.225	0.214	0.217
Process recovery (%)	88.2	88.5	88.3	86.6	86.9
Gold produced (oz)	152,095	150,001	302,096	243,333	275,000
Mine development (feet)	3,221	4,207	7,428	14,302	11,300

(1) Subject to ongoing review

Safety and the Environment: Two Milestones

Queenstake’s and Jerritt Canyon’s commitment to safety are reflected in our ongoing high standard of safety performance. In October 2004, Jerritt surpassed the milestone of one million man-hours worked since September 2003 with no lost time accidents, a record that continues to grow.

An environmental milestone was reached in 2004 with the five-year renewal of major environmental permits.

Mine Development

As planned, mine development footage in 2004 was nearly double 2003’s footage. We knew we had to catch up on development to continue operating the mine after the previously planned December 2004 closure target. The 2004 development program is already providing improved access to mining areas. Unfortunately, this high level of development impeded mining operations, and was in part the cause of the year’s disappointing results.

Mine development footage targeted for 2005, though less than 2004, is 50 percent over 2003’s level. We believe 2005’s planned footage will allow efficient mining operations while still adding to developed tonnage for future mining.

Two New Production Areas: Steer and Mahala

Two new production areas were developed in 2004: the new Steer Mine adjacent to the SSX Mine, and the Mahala extension – a new area within the Smith Mine underground complex. Both areas provide access to new ore for 2005, as well as to opportunities for the discovery of new reserves. The Steer Mine construction includes a four-bay maintenance shop, an office and change house, and a fuel depot, which will be completed in 2005.

Developmental production from the new Steer Mine replaced production from the depleted MCE Mine in the second half of 2004. Although Steer is currently accessed from its own portal, ongoing development in 2005 will join the Steer and SSX mines. This connection will:

•                  Provide required ventilation and emergency escapeway;

•                  Improve operating efficiency;

•                  Improve access for drilling;

•                  Facilitate ongoing development and mining of the SSX and Steer ore bodies; and

•                  Facilitate the conversion of mineral resources to reserves for both mines.

Gold Reserves (1),(2)

	PROVEN			PROBABLE			TOTAL
MINE	Tons	Grade	Gold	Tons	Grade	Gold	Tons	Grade	Gold
	(000)	(oz/t)	(000 oz)	(000)	(oz/t)	(000 oz)	(000)	(oz/t)	(000 oz)
SSX	470.7	0.268	126.3	1,090.7	0.253	275.9	1,561.4	0.258	402.2
Smith	98.7	0.312	30.8	742.2	0.300	222.5	840.9	0.301	253.2
Steer	31.3	0.250	7.8	393.2	0.279	109.6	424.4	0.277	117.4
Murray	90.6	0.315	28.5	57.6	0.276	15.9	148.2	0.300	44.4
Wright Window	—	—	—	32.6	0.226	7.4	32.6	0.226	7.4
Low-grade stockpiles	69.3	0.186	12.9	433.8	0.087	37.9	503.1	0.101	50.7
TOTAL 2004	760.5	0.271	206.3	2,750.1	0.243	669.1	3,510.6	0.249	875.3
Total 2003	932.8	0.299	279.0	2,132.4	0.254	541.1	3,065.3	0.268	820.1

(1)       Reserves were estimated in accordance with Canada’s National Instrument 43-101 using a price of $360 an ounce at December 31, 2004, and $325 an ounce at December 31, 2003. The estimates are based on contained ounces of gold before processing losses. Definitions of Reserves are given on page 20. Additional information on estimating reserves, including qualified persons and quality control and assurance procedures, can be found in the Company’s Technical Report and the Annual Information Form, which can be examined on the Company’s web site or at sedar.com.

(2)       U.S. investors should read the cautionary statements relating to Reserves on page 20.

Exploration

An exploration priority in 2005 will be to explore the exciting 4 1/2 -mile mineralized trend that appears to connect Starvation Canyon with the Waterpipe II and Pie Creek prospects (see map, page 9).

A Very Successful Year By Any Measure

The 2004 exploration program at Jerritt Canyon was, by any measure, a very successful one. The Company once again more than replaced depleted reserves while making additions to measured and indicated resources, both adjacent to existing mines and in new target areas. (The 2004 year-end reserves and resources estimates appear as tables on pages 12 and 14).

Surface and underground drill programs added over 300,000 ounces of gold during the year, after depletion, to the Company’s mineral reserves at the Murray, SSX, Smith and Steer mines. At year-end 2004, proven and probable reserves at Jerritt Canyon stood at 875,300 ounces of gold. Significantly, reserve replacement was not at the expense of resources. Measured and indicated resources increased to 2.4 million ounces of gold, while an additional 0.9 million ounces were also reported in the year-end estimates as an inferred resource. Resources were increased both adjacent to operating mines and in new exploration targets, most significantly Starvation Canyon.

Since acquiring Jerritt Canyon in June 2003 through to year-end 2004, Queenstake added over 730,000 ounces of gold to proven and probable reserves. In other words, during the first 18 months of ownership, Queenstake added over 40,000 ounces per month. This translates to over 1.5 ounces per foot drilled as part of the near-mine exploration program.

The Most Intensive Drill Program in 10 Years

During 2004, the Company drilled more than 400 surface core and reverse circulation holes, totaling over 300,000 feet – the most intensive drill program carried out at Jerritt Canyon since 1994. Underground core drilling, designed to explore for and delineate reserves and resources close to operating mines, totaled a further 126,000 feet.

We inherited an invaluable asset with Jerritt Canyon: 24 years of geological data. This is providing the knowledge as to how the deposits were formed and clues where to search. We have identified many targets for follow-up in the years to come.

Total Gold Resources (1),(2) (including Reserves)

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
MINE/AREA	Tons	Grade	Gold	Tons	Grade	Gold	Tons	Grade	Gold	Tons	Grade	Gold
	(000)	(oz/t)	(000 oz)	(000)	(oz/t)	(000 oz)	(000)	(oz/t)	(000 oz)	(000)	(oz/t)	(000 oz)
SSX	1,080.0	0.298	322.1	1,865.8	0.282	527.0	2,945.7	0.288	849.1	943.0	0.242	228.1
Smith	514.6	0.282	145.0	1,418.0	0.292	413.7	1,932.6	0.289	558.7	948.8	0.230	218.6
Steer	81.3	0.246	20.0	901.9	0.266	240.4	983.2	0.265	260.4	649.0	0.255	165.6
Murray	517.9	0.290	150.2	173.7	0.264	45.8	691.7	0.283	196.0	362.9	0.270	98.0
Wright Window	—	—	—	114.2	0.147	16.8	114.2	0.147	16.8	278.0	0.105	29.1
Stockpiles	69.3	0.186	12.9	1,239.7	0.059	73.1	1,309.0	0.066	85.9	—	—	—

Active mines	2,263.0	0.287	650.1	5,713.4	0.230	1,316.8	7,976.4	0.247	1,966.9	3,181.8	0.232	739.3
Underground resources	—	—	—	1,508.9	0.251	378.7	1,508.9	0.251	378.7	513.3	0.221	113.4
Open pit resources	—	—	—	502.5	0.127	64.0	502.5	0.127	64.0	363.6	0.098	35.8

2004 Total Resources (including Reserves)	2,263.0	0.287	650.1	7,724.8	0.228	1,759.5	9,987.8	0.241	2,409.6	4,058.7	0.219	888.4

2003 Total Resources (including Reserves)	2,219.3	0.306	679.7	7,277.6	0.222	1,615.7	9,496.9	0.242	2,295.3	5,415.4	0.191	1,034.0

(1)       Measured and Indicated Resources and Inferred Resources were estimated in accordance with Canada’s National Instrument 43-101. The estimates are based on contained ounces of gold before mining dilution and process losses. Definitions of Resources are given on page 20. Additional information on estimating Resources, including qualified persons and quality control and assurance procedures, can be found in the Company’s Technical Report and the Annual Information Form, which can be examined on the Company’s web site or at sedar.com.

(2)       U.S. investors should read the cautionary statements relating to Resources on page 20.

At Starvation Canyon, one drill hole in 2004 intercepted 95 feet grading 0.405 ounces of gold per ton.

Five Areas of Success

The most significant exploration accomplishments in 2004 were:

•                  Increased reserves by 55,000 ounces, net of depletion, and measured and indicated resources by 115,000 ounces;

•                  Discovered the Starvation Canyon high-grade mineralization in the southwestern part of the Jerritt Canyon property;

•                  Tripled the size of Steer Mine;

•                  Substantially increased the size of the Mahala deposit; and

•                  Added the B-pit underground deposit.

We are very pleased with the results of the underground exploration drilling program at the Smith Mine, where a major expansion of the Mahala deposit was achieved, and the B-pit underground deposit was added to the mineral reserve category. Both underground deposits will significantly contribute to the life of Smith. As development continues at Steer towards the SSX mine, we expect our exploration success to continue along the trend between the two mines.

The First Deposit in the Southern Part of the District

The discovery of high-grade mineralization at Starvation Canyon has been particularly exciting for us, as this is the first substantial gold deposit found in 24 years in the southern part of the district – an area that we have always considered to have high mineral potential. Based on our current level of work, the Indicated Resource is estimated at 577,000 tons with an average grade of 0.271 ounces of gold per ton, containing 156,000 ounces. The mineralized zones that host this deposit have not been fully delineated and have the potential for significant expansion. The thickness and grade of mineralization are comparable to the mineralization at the Company’s mines elsewhere at Jerritt Canyon.

Starvation Canyon - Longitudinal Diagram

To date, the exciting new Starvation Canyon deposit has a resource of 577,000 tons grading 0.271 ounces per ton, for contained gold of 156,000 ounces. Data from 58 drill holes was used to establish this resource, only 16 are shown on this section. Exploration will continue in 2005 after the winter snow clears, subject to available funding.

An Extensive Mineralized Trend

Starvation Canyon has demonstrated that the mineral potential of this part of the district is real, and it has highlighted several other targets in the area, which will be assessed during the 2005 field season. These include a prospective 4 1/2 -mile mineralized trend that includes Starvation Canyon and mineralized targets at Waterpipe II and Pie Creek (see map, page 9).

In addition to various drill programs, our exploration team undertook geologic mapping in several important parts of the Jerritt Canyon district. We also continued with a district-wide soil-sampling program. Mapping and soil sampling have proved to be critical tools to identify new exploration targets on the property.

The successes achieved by our exploration efforts have validated our 2003 decision to acquire Jerritt Canyon. There is much more gold to be found.

Social Responsibility

Commitment to Elko County, Nevada

Queenstake’s success is firmly entrenched in the concept of multiple use of lands, which integrates land use for mining, agriculture, ranching, wildlife and sustainable public development.  We are committed to land use that strengthens and enhances the social and environmental quality of northern Nevada.

Regulatory approvals and permits for the Jerritt Canyon mines were seamlessly transferred to Queenstake on July 1, 2003. In the ensuing 18 months Queenstake has vigorously sought to communicate to the public and to the regulatory agencies that all of the high standards of environmental performance at Jerritt Canyon are being continued and expanded under Queenstake’s leadership.

Major Permits Renewed for Five Years

Pursuant to changing permitting strategies from one of closure planning, made by the previous owners, to ours of sustaining and increasing production for the foreseeable future, all three major operating permits were renewed or reissued in 2004. The Nevada mining permit which regulates water pollution control was renewed in September 2004 for five years. A site-wide Air Quality Permit was issued in March 2004 for a five year term. In April, 2004 a site-wide Reclamation Permit was reissued to include all ongoing activities at Jerritt Canyon. In addition, Queenstake also permitted the Steer Portal and its surface facilities area in January 2004, and initiated the U.S. Forest Service permitting process for the next five-year exploration plan.

Award for Ongoing Reclamation

The Company maintained active participation in the Nevada Voluntary Mercury Emission Reduction Program and exceeded all 2004 goals. It was also honored by the State of Nevada when it received the 2004 Nevada Reclamation Award for closure and reclamation work at the Burns Basin open-pit mine area.

A large portion of the Jerritt Canyon Mine is located on public land administered by the U.S. Forest Service. The Jerritt Canyon staff maintains a proactive relationship with the service administrators. A majority of the Jerritt Canyon mining district has undergone formal National Environmental Policy Act (NEPA) review as part of the 25-year mining and exploration history of the district. Environmental areas of risk are well defined in this documentation and appropriate mitigation strategies are in place to support and expand operations.

Fully Funded Reclamation Liability

Reclamation projects are scheduled annually and are completed concurrent with the completion of mining activities. To date, over 1,500 acres of mined lands have been reclaimed. Reclamation and closure activitiesare defined ahead of any project and associated costs are bonded with the Federal Government and the State of Nevada. These bonded activities are also insured by a reclamation and closure insurance policy independently administered by AIG. As reclamation is completed, payment for completing the insured activity is made to Queenstake from a pre-funded commutation account administered by AIG.

Reclamation is an ongoing program at Jerritt Canyon – in the background is the reclaimed California Mountain open pit.

Support of Local Communities and Organizations

Queenstake has a strong commitment to its employees and to the communities in which they live. Projects are supported based on their social, economic or environmental value as well as on the impact a contribution from Queenstake will make. We strive to improve the communities with our support.

The McCaw School of Mines in Henderson, Nevada, was a beneficiary of Jerritt Canyon’s support in 2004. The McCaw School, located on an elementary school campus, provides tours to elementary age children throughout Nevada. The children are introduced not only to the history of mining but also the importance of modern mining. Over 25,000 children toured since project inception.

Jerritt Canyon continued its support of local youth programs and athletic teams, becoming a major sponsor for the youth football league in Elko. Support has continued for educational programs, including Teacher’s Mining Workshops held throughout Nevada, The Close-Up program (which sends high school children to Washington, DC), and drug and alcohol-free high school events, to name some. Jerritt Canyon also maintains a scholarship program, providing financial support for employees’ children to further their education. Summer employment is also provided to these college students whenever jobs are available.

The 450 employees at Jerritt Canyon are very active in the community, the schools and youth activities. The Company encourages and supports their participation and leadership roles in many civic and youth programs.

Queenstake Resources Ltd. is committed to conducting its operations with consideration to environmental values and ethics, as well as to social issues.

The Company will therefore:

•	Comply with applicable laws, regulations, and permit conditions and, where appropriate, exceed their minimum requirements;
•	Establish and maintain management systems to monitor environmental aspects of its activities;
•	Review these management systems regularly to evaluate their effectiveness and modify them as appropriate to o optimize their effectiveness;
•	Proactively pursue and evaluate engineering alternatives to best address closure and reclamation issues;
•	Ensure that financial resources are available to meet environmental and reclamation obligations;
•	Ensure that the Company’s employees and contractors are aware of this policy and understand their relevant responsibilities;
•	Participate in the ongoing public and private sector debate on environmental and social matters that relate to the mining industry.

Queenstake Resources Ltd. will continually strive to improve its environmental performance.

Corporate Governance

Good corporate governance ensures that the interests of the Board of Directors and Management are aligned with those of the shareholders. In short, good governance is good business. The Board of Directors periodically monitors its governance policies to ensure that they reflect integrity, high ethical values and evolving regulatory requirements.

Board Mission

The mission of the Board of Directors is to oversee the affairs of the Company in order to ensure its long-term financial strength and the creation of enduring shareholder value.

Board Constitution

The Queenstake Board of Directors is constituted with a majority of independent directors, currently four out of five directors.

Board Operations

The Board of Directors currently has three committees: Audit, Corporate Governance and Compensation. The composition of committees is designed to take advantage of each director’s experience and expertise.

Audit Committee

(Mike Smith, Chairman, Peter Bojtos and Hugh Mogensen) Responsible for overseeing the integrity of the financial reporting process and for ensuring that the financial statements and management’s discussion andanalysis adequately represent the Company’s financial condition, results of operations and cash flows. TheCommittee is also responsible for overseeing the Company’s compliance with corporate policies and provides processes, procedures and standards to accomplish the Company’s goals and objectives.

Compensation Committee

(Hugh Mogensen, Chairman, and Robert L. Zerga) Responsible for compensation policies and practices, and reviewing and recommending to the Board the remuneration for directors and senior management of the Company. The Committee also administers the Company’s stock option plan.

Corporate Governance Committee

(Peter Bojtos, Chairman, and Robert L. Zerga) Responsible for corporate governance policies and practices and evaluating the effectiveness of the Board. The Committee annually recommends to the Board the slate ofDirector nominees for election to the Board by the shareholders and recommends nominees to fill vacancies.

Glossary

Reserves and Resources

Canadian definitions in accordance with National Instrument 43-101

Reserves: Combined proven and probable mineral reserves.

Reserves, Probable: The economically mineable part of an indicated and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Reserves, Proven: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

Resource, Measured: That part of a mineral resource for which quantity, grade or quality, densities, shape andphysical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Resource, Indicated: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Resource, Inferred: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Mineral Reserve and Resource Terminology: Canadian and U.S. Differences

The Company is organized under the laws of the Yukon Territory, Canada. The mineral reserves and resources described in this Annual Report are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This document uses the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This document uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a greatamount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannotbe assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. UnderCanadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economicstudy. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Queenstake Resources Ltd.

This discussion and analysis has been prepared as at March 29, 2005 unless otherwise indicated, and it should be read in conjunction with the audited consolidated financial statements of Queenstake ResourcesLtd. (“Queenstake” or the “Company”) as at December 31, 2004 and the notes thereto, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Differences from generally accepted accounting principles in the United States (“U.S. GAAP”) and Canadian GAAP are described in Note 27 to the consolidated financial statements. All dollar figures are in U.S. dollars, unless otherwise indicated.

Overview

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration. The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, 50 miles north of Elko, Nevada. The Jerritt Canyon Mine complex consists of four underground mines, which together with ore stockpiles, feeds ore to a 1.5 million ton per year capacity ore processing plant. Jerritt Canyon has extensive exploration potential, comprised of an approximately 100 square mile land position, together with a geological database compiled over the past 25 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production. Consequently, comparisons of production and operating results to periods prior to June 30, 2003 are not meaningful.

Highlights of the Company’s activity in the year ended December 31, 2004 are as follows:

In February 2004 the Company completed the sale of Pangea Resources Inc. (“Pangea”) and all of its related assets, including the Magistral Mine, to Nevada Pacific Gold (“NPG”) for an initial payment of $4.0 million in cash, a note receivable of $3.0 million due in the current year and 2,000,000 common shares of NPG.

Subsequently to the sale during 2004, the Company collected $2.5 million in cash and agreed to accept an additional 669,485 shares of NPG with a fair value of $0.5 million to settle the balance of the note receivable. The Company sold 2,000,000 of the 2,669,485 shares of NPG for proceeds of $1.5 million. The cash proceeds from the sale of Pangea and cash realized from the sale of the 2,000,000 common shares were used to reduce the balance of an existing term loan and support exploration and underground activities at the Jerritt Canyon Mine.

In August 2004, the Company successfully completed the closing of a private placement for aggregate cash proceeds of approximately $12.9 million and reached agreements to settle all material obligations connected with the Company’s June 2003 acquisition of the Jerritt Canyon Mine. From the proceeds of the offering the Company paid approximately $11.9 million to settle deferred production payments, a net smelter royalty, notes payable and the remaining balance of a term loan.

During 2004, the Company’s mining activities resulted in the depletion of estimated proven and probable reserves from production by 243,000 ounces. Total additions to the estimated reserve during 2004 were 298,000 ounces exceeding the ounces depleted during the year by approximately 55,000 ounces. Estimated proven and probable reserves as at December 31, 2004 are reported to be 875,000 contained ounces as compared to 820,000 at December 31, 2003.

The Company initiated a district-scale exploration program during 2004. Expenditures during the year were $6.6 million. Promising targets were explored throughout the 100 square mile Jerritt Canyon district. The most significant results were obtained at Starvation Canyon, where high-grade gold mineralization was located in a system that remains open in all directions. Management believes Starvation Canyon to be a part of a larger mineralized trend with a strike length of at least 4.5 miles.

During December 2004, the Company’s common shares were approved for listing on the American Stock Exchange (“AMEX”) and commenced trading under the ticker symbol “QEE”.

Material changes in the management structure of the Company occurring after December 31, 2004 include the resignations of Christopher Davie as President, Chief Executive Officer and as a member of the Board of Directors, and John “Jack” Engele, Vice-President of Finance and Chief Financial Officer.

On March 9, 2005, Mr. Davie resigned from his position with the Company as a result of certain health issues. In connection with the resignation of Mr. Davie, the Company has agreed to pay Mr. Davie a $1.0 million payment and reimbursement of certain expenses. Dorian “Dusty” Nicol was appointed President and Chief Executive Officer in addition to his current duties as Executive Vice President, Director of Exploration and a member of the Company’s Board of Directors.

On February 25, 2005, Mr. Engele resigned his position with the Company to accept an opportunity with a major mining company in a senior position. Eric H. Edwards joined the Company on March 14, 2005 accepting the position of Vice President of Finance and Chief Financial Officer. Mr. Edwards has more than 25 years of experience in gold mining as a financial executive and specific experience with the Jerritt Canyon Mine as an Operations Controller.

On March 23, 2005, the Company successfully closed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of Cdn $30.0 million. The aggregate cash proceeds, included Cdn $10.0 million issued and sold pursuant to exercise by the Agents of an over-allotment option. The total Offering consisted of 100 million units (the “Units”),including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit. Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months. If at any time after six months from the March 23, 2005 closing date of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn $0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering. The net proceeds of the Offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

Outlook

Reserves and Resources

The December 31, 2004 Jerritt Canyon year-end reserves and resource estimate demonstrates that fiscal 2004 work to increase and replace the mined reserves has been successful. The Company has established 298,000 ounces of new reserves during 2004, which exceeds the current year production of 243,000 for a net increase in reserves of approximately 55,000 ounces.

Reserves were increased in and around existing work areas at the Smith and SSX Mines. Development at Steer and Mahala, which were added to reserves in 2003, provided locations for underground drilling which increased reserves at Steer to 95,000 contained ounces and increased the Mahala reserves by 62% to 81,000 contained ounces. New reserve areas include Zone 5 (B-Pit) of Smith, Saval 4, and Murray Zone 7. Additional drilling into Zone 5 of Smith resulted in upgrading the resource to a reserve of 38,000 ounces. Surface drilling in the Saval mineralization northwest of SSX resulted in increasing and upgrading the resource at Saval 4 to reserve status. At Murray, Zone 7 was added to reserve and development will allow underground drilling to commence in March. Surface drilling at Murray Zone 9 significantly increased the resource and additional drilling is planned for 2005. Further development and the preparation of secondary escape ways will be completed at Mahala and Steer during early 2005, resulting in expected increases in both mined tons and mill feed grade during the latter part of the year.

Development and Exploration

Drilling results since the completion of the December 31, 2004 reserve estimate continue to be encouraging, with significant grade and width intercepts outside the current resource envelope, but near current workings. Management believes these results are indicative of additional mineral inventory which it anticipates converting to reserves and/or mining during the next year. Management believes that measured and indicated resources and proven and probable reserves can be generated in the immediate mine areas at a rate that will keep pace with mining depletion for the foreseeable future.

Development of two new reserve areas, Steer and Mahala, at Jerritt Canyon is well underway. Mineralization for the Steer and Mahala reserves are accessed via a new portal collared in April 2004 and from the Smith Mine, respectively. Both Steer and Mahala reserve development have progressed to the proximity of the underground ore zones and underground drilling has both expanded and added continuity to oreshapes. Results received for 2004 underground drilling were incorporated in the December 31, 2004 reserve estimate.

The 2005 development and exploration program will continue to focus on both near-mine exploration, with the objective of short-term reserve replacement, and district-scale exploration with the objective of discovery of new ore bodies. A priority of district-scale exploration during 2005 will be the Starvation Canyon deposit, where the Company announced a discoveryduring 2004.

New Mine Production

Major development of the new Steer Mine commenced in April 2004 with development of the Steer decline and subsequent definition drilling of the known ore shapes. Shop and office construction was initiated and electrical and communications infrastructure was installed in 2004. Prior to starting commercial production from this mine, a second escape way must be provided by a connection to the existing SSX Mine. This connection is scheduled for completion early in the second half of 2005. The Company has estimated completion costs of approximately $2.1 million prior to the commencement of commercial production.

Major access development to the Mahala reserve was largely completed from the existing Smith Mine in 2004. Completion of a ventilation and escape raise to surface is underway and will allow production from this high-grade ore body to commence in the later part of 2005. The Company has estimated completion costs of approximately $2.9 million prior to commencement of commercial production from the Mahala reserve. The average grade at Mahala is expected to be 0.371opt and this will have a positive effect on mill grade as production starts in the later part of 2005.

At Zone 5 of the SSX Mine new pods of ore were discovered and have been developed for 2005 production. Development was also carried out in Zone 1 to the east for production during 2005.

Capital mine development costs for Steer, Smith and SSX are estimated to total $8.6 million during 2005. The Company currently expects to finance this development with cash flows generated from operations.

Other Mines

As expected, the MCE Mine was depleted during 2004 and mining operations have been discontinued. The equipment used at the MCE Mine has been redeployed to other mining operations. The Murray Mine, which in the past was a major component of production, is nearing the end of its life with the main ore body to be depleted this year. However, Zone 7 at Murray was added to reserves, and drilling significantly increased the resource at Zone 9. Replacement of the Murray ore mill feed will be provided by Steer and Mahala in the near term and from the area to the north of SSX known as Saval in later years.

2005 Production

The operating practice since the year 2000 at the Jerritt Canyon Mine has been to blend ore mined from underground with ore stockpiled from earlier open pit operations. The resulting mill feed averaged 1.4 million tons per year.

The primary focus of production during 2005 and succeeding years will be to increase the rate at which underground ore is mined and fed to the mill. Additional underground ore will reduce the component of low grade stockpile fed to the mill resulting in an increase of mill feed grade during 2005, which is anticipated to have the effect of reducing unit operating costs. This is expected to result in a increase in gold production by approximately 13% during 2005, with no additional costs to the mill plant nor any increase in mill operating costs.

The Company expects 2005 gold production to be approximately 275,000 ounces with approximately 45% of the production occurring in the first half of 2005 and 55% in the latter half of 2005. The Company’s expected 2005 gold production represents an increase of 13% over 2004 production. Gold production in 2005 will primarily occur from the SSX Mine with additional contributions from the Murray, Smith, Mahala and Steer Mines. Mill capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected byhigh moisture in the feed, due to snowfall and ice. In an effort to minimize the seasonal impacts on mining and processing, the Company plans to continue concentrating on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months.

As discussed above, 2005 production will largely be achieved by introducing new mill feed in the latter part of the year from the Steer and Mahala Mines.

Life of Mine Plan

A life of mine plan has been prepared based on management’s expectation of the future conversion of resources to reserves at a rate commensurate with that achieved during 2004 and the second half of 2003. The discovery of additional resources, should it occur, would provide the potential for additional mine life.

The life-of-mine plan envisages that underground ore production will increase to approximately 1.4 million tons per year by mid 2005 and continue at this rate through 2009. The plan is predicated on the continuing conversion of measured and indicated resources to proven and probable reserves at rates achieved in the past, but does not assume additional exploration success. Management believes that these assumptions are reasonable.

The SSX Mine is expected to continue to produce at a rate of 500,000 to 600,000 tons of ore per year, while Smith production, with the addition of Mahala ore, is expected to continue to produce at a rate of 300,000 tons per year. Initially, Steer production is expected to be initially 150,000 tons per year rising to approximately 300,000 to 350,000 tons per year. Additional ore tons of approximately 150,000 per year will be provided by other target zones and low grade stock piles.

Results of Operations

Gold production

The Company began commercial scale gold production from the Jerritt Canyon Mine, its only producing gold mine, on June 30, 2003. Gold production during the year ended December 31, 2004 was 243,333 ounces, while gold production for the year ended December 31, 2003 was 302,096 ounces, of which 152,095 ounces were to the account of the former owners and 150,001 ounces were to the Company’s account. Key quarterly production statistics are illustrated in Table 1 below.

Table 1 – Jerritt Canyon Production Statistics

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2004	2004	2004	2004	2003	2003
Gold ounces produced	60,384	73,070	61,247	48,632	68,411	81,590
Gold ounces sold	64,723	71,210	63,983	45,735	72,932	73,891

Average sales price per ounce	$432	$402	$395	$406	$391	$365
Cash operating costs per ounce(1)	$336	$303	$337	$388	$298	$247

Ore tons mined	320,505	296,474	284,737	242,498	248,036	296,305
Tons processed	331,619	358,600	323,782	291,832	369,465	397,663
Grade processed (opt)	0.214	0.224	0.208	0.209	0.212	0.229
Process recovery	85.0%	91.1%	91.0%	79.7%	87.3%	90.0%

(1)       The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5 on page 28.

Ounces of gold produced decreased 11% in the final two quarters of 2004 as compared to the same period in 2003. The decrease was attributable to a decline in the grade of ore mined in the period and a decrease in process recovery in the fourth quarter of 2004. The Company believes that the decline in the grade of mined ore resulted from a lack of available working faces caused by a prolonged decline in development work over the past years.

Gold production for 2004 was approximately 13% below expectations. Weather conditions affected gold production early in the year, and some difficulties were experienced in mining dilution and in maintaining mine development sequencing during the secondquarter of 2004. Process recoveries were also affected by characteristics of some of the ores milled, a transient situation, and by variations in mill feed rates. Several factors that affect production levels, such as the number of available working faces in the mines, equipment availability and productivity improved during the third and fourth quarters of 2004.

Total cash operating costs for the twelve months ended December 31, 2004 were $336 per ounce compared to $270 per ounce for the six months of Company mining operations during the year ended December 31, 2003. Increased costs including electricity and commodity prices, together with one-time processing plant maintenance costs resulted in approximately a 10% increasein total cash operating costs through the twelve-month period ended December 31, 2004. The remaining unit cost increase is attributed to lower gold production and the decrease in the average grade of ore mined during 2004.

Statements of loss

The Company reported a net loss of $22.1 million ($0.06 per share) and $8.1 million ($0.04 per share) for the twelve-month periods ended December 31, 2004 and 2003, respectively. The principal components of the loss for the year ended December 31, 2004 are: a loss from operations of $17.1 million, interest expense of $4.9 million and stock-based compensation expense of $0.5 million which are offset by net other income of $0.5 million, including the $0.7 million gain from the disposition of Pangea Resources Inc. in February 2004. The principal components of the loss for the year ended December 31, 2003 are: interest expense of $4.9 million and a $6.2 million write-down of the Company’s investment in the Magistral Joint Venture, offset by income from operations of $3.1 million.

Income (loss) from operations in 2004, 2003 and 2002 are illustrated in the Table 2 below.

Table 2

(In millions of U.S. Dollars)	2004	2003	2002
Gold sales	$97.8	$54.9	$—
Costs and expenses
Operating costs	85.3	40.7	—
Depreciation, depletion and amortization	19.6	9.2	—
Exploration	6.6	—	—
General and administrative	3.4	1.9	1.0
	114.9	51.8	1.0
Income (loss) from operations	$(17.1)	$3.1	$(1.0)

During the year ended December 31, 2004, revenues were generated from the sale of 245,651 ounces of gold compared to 146,823 during the six months of mine operations during the year ended December 31,2003. Average gold sale prices increased $24 per ounce during the twelve-month period ended December 31, 2004 to $398 per ounce compared to $374 per ounce for the six months of mine operations during the year ended December 31, 2003.

Operating costs and depreciation, depletion and amortization costs are substantially all associated with the Jerritt Canyon Mine. Operating costs were substantially as expected for the year ended December 31, 2004 with the exception of increased electricity and commodity prices. The increases in electricity and commodity costs and lower gold production contributed to the increase in cash cost per ounce during 2004. A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5 on page 28 below.

Depreciation, depletion and amortization expense are substantially all attributed to the Jerritt Canyon mineral property, plant and equipment. Depreciation of the processing plant and mining equipment comprises $4.4 million and $1.7 million of the totals for the year ended December 31, 2004 and the six months of Company mine operations during the period ended December 31, 2003, respectively; amortization and depletion expenses comprise the remaining $15.2 million and $7.5 million for the same periods. Reference should be made to Note 3 of the financial statements where accounting policies for depreciation, depletion and amortization are discussed.

Exploration expense for the year ended December 31, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District. The Jerritt Canyon District exploration program was not in process during the six months of Company mine operations during the year ended December 31, 2003.

General and administrative costs are associated with the Company’s executive offices in Denver, Colorado and are substantially as expected and comparable for the years ended December 31, 2004 and December 31,2003, respectively. General and administrative costs include wages and salaries of $1.2 million, facilities expense of $0.2 million, legal and professional fees of $0.9 million and general operating expenses of $1.3 million, which includes supplies, travel and entertainment, corporate filing fees and other miscellaneous operating expenses.

The principal remaining components of the Company’s net loss, other income, net of other expense and interest expense, are illustrated in Table 3 below.

Table 3

(In millions of U.S. Dollars)	2004	2003	2002
Other (income) expense, net	$(0.5)	$(0.2)	$(0.4)
Stock-based compensation	0.5	0.3	—
Interest expense	4.9	4.9	—
Foreign exchange (gain) loss	0.1	(0.2)	0.1
Non-cash loss on early debt conversion	—	—	0.4
Provision for impairment of Magistral Joint Venture	—	6.2	—
	$5.0	$11.0	$0.1

Other income, net of other expense includes a onetime gain of $0.7 million during the first three months of 2004 resulting from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico. During 2003, the Company had recorded a provision for impairment of the Magistral Joint Venture of $6.2 million. This group of assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003. On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG, and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets. The value of the consideration received was estimated at the actual cash received plus the fair value of the note receivable and the shares in NPG.

Stock-based compensation expense of $0.5 million is attributable to 5,050,000 stock options issued to directors, officers and employees of the Company during the year ended December 31, 2004 as compared to 3,900,000 options issued during the year ended December 31, 2003. Stock-based compensation expense of $0.3 million for the year ended December 31, 2003 is reflected as a restatement after adoption of the transitional rules of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Reference should be made to Notes 2 and 3 of the financial statements where changes in accounting policy and significant accounting policies for stock-based compensation are discussed.

Interest expense for the years ended December 31, 2004 and December 31, 2003, respectively, results principally from amortization of deferred financing costs related to the term loan, amortization of deferred financing costs related to the financing of the put options, accretion of interest on the deferred production payment and interest paid on the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition. The interest rate on the term loan was at the stated U.S. prime rate plus 7%. Interest expense during the years ended December 31, 2004 and December 31, 2003, included a $4.5 million and a $3.7 million, respectively, non-cash component comprised principally of amortization of costs incurred in arranging the term loan.

The trend in quarterly revenues and net income (loss) is illustrated in Table 4 below.

Table 4 - Summary of Quarterly Results

	Three months ended
(In millions of U.S. Dollars, except per share data)	Dec-31-04	Sep-30-04	Jun-30-04	Mar-31-04	Dec-31-03	Sep-30-03	Jun-30-03	Mar-31-03
Total revenues	$27.2	$28.0	$24.7	$18.0	$28.5	$26.4	$—	$—
Net income (loss)	(4.6)	(5.4)	(5.6)	(6.6)	1.3	(6.0)	(0.4)	(0.4)
Net income (loss) per share -basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)	0.00	(0.02)	(0.01)	(0.00)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1. The Company sells its gold production at the spot price and has no forward sales commitments.

At December 31, 2004, the Company had 55,812 gold put options with a strike price of $330 per ounce and 105,000 gold put options with a strike price of $400 per ounce. The put options with a strike price of $330 were purchased as a condition of the term loan related to the Jerritt Canyon acquisition. They expire monthly with the balance of these options expiring evenly in the first six months of 2005. The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $2.5 million and $0.6 million during the years ended December 31, 2004 and December 31, 2003, respectively. The gold put options with a strike price of $400 expire monthly throughout 2005 in correlation to the amount of put options purchased/ expiring for each respective month.

The trend in the net loss through the six most recent fiscal quarters correlates with the trend in gold production and the associated changes in the cash operating costs per ounce of production. Cash operating costs have been higher with increases in commodity prices, including propane, concrete and electricity, during the third and fourth quarters of 2004. With the relatively lower than expected gold production and higher cash operating costs, cash operating costs per ounce were higher than expected during 2004. The Company continues to focus on addressing operational issues in order to lower cash operating costs to offset the sustaining trend of high commodity costs. The net lossduring the six-month period ended December 31, 2003 includes a one-time $6.2 million write-down of the Company’s investment in the Magistral Joint Venture which owned and operated the Magistral Mine.

Development and exploration

Development of two new reserve areas, Steer and Mahala, at Jerritt Canyon is well underway. The Steer reserves are accessed via a new portal collared in April 2004, and the Mahala reserves are accessed from the Smith Mine. Both the Steer and Mahala reserve development have progressed to the proximity of the underground ore zones and underground drilling has both expanded and added continuity to ore shapes. Results received for 2004 underground drilling were incorporated in the December 31, 2004 reserve estimate.

Approximately 689,684 feet were drilled during 2004 in surface and underground exploration holes. The near mine program was successful in adding to the Company’s proven and probable reserves net of depletion during 2004. The district scale program tested a number of promising targets, achieving its most notable success with the discovery of high-grade gold mineralization at Starvation Canyon.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. If the price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company’s exploration work involves many risks and may be unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development. It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of

the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of purchased gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Reconciliation of non-GAAP measures

Table 5 below provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

Table 5

(In millions of U.S. Dollars)	2004	2003	2002
Operating costs per Consolidated Statements of Loss	$85.3	$40.7	$—
Less: Royalty expense and production taxes included above	(2.6)	(0.8)	—
Effects of inventory and other adjustments	(0.1)	(0.1)	—
Cash operating costs associated with ounces sold	$82.6	$39.8	$—

Ounces sold	245,651	146,823	—

Cash operating costs per ounce	$336	$270	$—

Selected Annual Information

As a result of the acquisition of the Jerritt Canyon Mine on June 30, 2003, the Company began to report revenues from gold production in 2003, and significantly increased its assets and long-term financial liabilities.

Table 6 – Selected Annual Information

(In millions of U.S. Dollars,
except per share data)	2004	2003	2002
Total revenues	$97.8	$54.9	$—
Net loss	(22.1)	(8.1)	(1.1)
Net loss per share - basic and diluted	(0.06)	(0.04)	(0.02)
Total assets	87.9	97.9	4.6
Reclamation and mine closure obligations	25.8	25.8	—
Total long-term financial liabilities	1.0	6.5	—
Cash dividends declared	—	—	—

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

Total assets decreased by approximately $10.0 million during the twelve months ended December 31, 2004. The principal components of the 2004 decrease in assets are the disposal of assets held for sale of $8.1 million, the expense of deferred financing costs of $3.3 million and a decrease in cash and cash equivalents of $3.4 million. During the year the Company added cash assets from common share issuance proceeds aggregating $15.2 million, which were used to pay out long term liabilities and fund exploration, development and general and administrative activities in aggregate of approximately $18.6 million. Consideration received for the disposal of assets was used to reduce the balance of the term loan which included an initial cash payment of $4.0 million, payments received for repayment of a $2.5 million note receivable and $1.5 million received from the sale of 2,000,000 shares received from NPG. These decreases were offset by increases of $0.2 million in inventories, $0.5 million in marketable securities and an increase of $4.3 million in mineral property, plant and equipment.

The principal components of the 2004 decrease in long term liabilities are a $5.6 million payout during 2004 of the Jerritt Canyon production payment and the repayment of the oxygen plant note payable, which had a balance of $1.1 million at December 31, 2003.

Liquidity and Capital Resources

During the year ended December 31, 2004, the Company’s current assets decreased $13.3 million to $16.8 million from $30.1 million as at December 31, 2003. The decrease consists primarily of a reduction in cash of $3.4 million, amortization of deferred financing costs of $3.3 million and the disposal of assets held for sale of $8.1 million. The decreases to current assets are offset by increases in inventories of $0.2 million, marketable securities of $0.5 million and prepaid expenses of $0.8 million. Current liabilities increased $1.8 million due to increases in accounts payable and accrued liabilities of $13.7 million offset by decreases in other current liabilities of $1.9 million and the payout of the $9.9 million remaining balance for the term loan.

The Company generated cash from operating activities, before changes in non-cash working capital, of $2.5 million from gold production and related gold sales at the Jerritt Canyon Mine during the year ended December 31, 2004 as compared to cash generated from operating activities, before changes in non-cash working capital, of $11.5 million during the year ended December 31, 2003. Gold production was lower than expected during the year and approximately 11% lower than total production for the Jerritt Canyon Mine during the last six months of 2004 as compared to the comparable period in 2003. Lower relative cash from operating activities from the prior year can be attributed to the lower than expected gold production and related sales. The Company also generated cash from operating activities of $9.5 million in 2004, mainly due to an increase in trade payables to suppliers of $10.4 million as compared to $4.0 million in 2003.

In February 2004 the Company completed the sale of Pangea Resources Inc. (“Pangea”) and all of its related assets, including the Magistral Mine, to Nevada Pacific Gold (“NPG”) for a total of $4.0 million in cash, a $3.0 million note payable and 2,000,000 common shares of NPG. During 2004, the Company sold 2,000,000 shares of NPG, obtained as payment in the sale of Pangea, for net proceeds of approximately $1.5 million and realized an insignificant loss. In addition, the Company collected $2.5 million of the note receivable and agreed to accept 669,485 shares of NPG, valued at $0.5 million, in lieu of the remaining $0.5 million owing on the note receivable from NPG. The cash proceeds from the sale of Pangea and cash realized from the sale of the 2,000,000 common shares were used to reduce the balance of an existing term loan, support exploration and underground activities at the Company’s principal operation, the Jerritt Canyon Mine.

During 2004, the Company completed payments in full for the $10.0 million balance of the term loan outstanding at December 31, 2003. The entire $4.0 million cash consideration received from NPG on the completion of the sale of Pangea Resources Inc. together with the $0.5 million paid on July 29, 2004, as discussed above, were used to reduce the term loan, as required by the loan terms. In addition, the Company made scheduled payments of $2.5 million each on March 31, 2004 and June 30, 2004. A final installment of $0.6 million was made in August 2004 to pay the December 31, 2004 balance of the term loan in full.

In July 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $12.9 million (Cdn $17.1 million). The private placement closed on August 10, 2004. Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of the Company. Each whole common share purchase warrant is exercisable at a price of Cdn $0.65 until February 10, 2006. The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million. In addition, the Company issued the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”). The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit until August 10, 2005. Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms as the private placement warrants described above.

On August 30, 2004, the Company paid approximately $5.6 million to settle in full deferred production payments with an undiscounted value of $6.0 million; approximately $3.5 million to settle in full a net smelter return royalty capped at $4.0 million; and approximately $0.7 million to settle in full a note payable associated with the oxygen plant acquired with the Jerritt Canyon facilities. In addition, the Company paid approximately $2.0 million to Standard Bank London Limited, to settle all outstanding gold put option premiums. The acquisition of gold put options, with an original cost of approximately $4.1 million, had been a condition of the acquisition term loan.

During the year ended December 31, 2004, approximately 15.3 million warrants were exercised, providing the Company with approximately $2.9 million of cash. The Company currently has approximately 10.5 million in-the-money share purchase warrants outstanding, which, if exercised would provide the Company with an additional approximately $2.1 million in cash. However, there can be no assurance these warrants will be exercised.

For the year ended December 31, 2004, operating activities provided cash of $11.9 million, including $10.4 million related to an increase in accounts payable to suppliers. A $3.3 million increase in accounts payable has been offset against investing activities regarding property plant and equipment. During the year ended December 31, 2003, operating activities provided cash of $13.5 million, including $4.0 million related to an increase in accounts payable to suppliers. The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized (Table 1 on page 24). The relative decrease in cash provided by operating activities from the prior year is the result of lower gold production and related gold sales. Gold production for 2005 is expected to be higher than the production levels achieved during the twelve months ended December 31, 2004; consequently the Company believes that cash from operating activities will also increase in 2005, relative to the prior year.

The Company invested $24.8 million, including $3.3 million included in year-end accounts payable, in the Jerritt Canyon Mine during the year ended December 31, 2004, principally in underground mine development, reserve expansion programs and in purchasing and refurbishing plant and equipment. The Company anticipates investing additional capital in mine development, new mining equipment and in capitalized reserve expansion programs referred to under “Development and exploration” above. The Company anticipates funding these programs from cash generated from operating activities and equity and/or debt financing.

At December 31, 2004, the Company had a negative working capital of $5.9 million, which , together with expected cash flow from operations, would not be sufficient to satisfy current general and administrative activities, mining operations, capital expenditures and property obligations for the 2005 fiscal year. On March 23, 2005, the Company completed an equity financing, through a syndicate of Agents, for aggregate gross proceeds of Cdn $30.0 million. Details of the equity financing are outlined in the Company’s Overview above. The agents received a 5% commission on the gross proceeds of the offering. The net proceeds of the offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

The Company’s material contractual obligations at December 31, 2004 are illustrated in Table 7 below.

Table 7 – Material Contractual Obligations

	Payments due by period
(In millions of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$2.1	$1.0	$1.1	$0.0	$0.0
Operating leases	0.7	0.2	0.5	0.0	0.0
Total Material Contractual Obligations	$2.8	$1.2	$1.6	$0.0	$0.0

Off-balance Sheet Arrangements

The Company currently has no material off balance sheet arrangements and had none as at December 31, 2004.

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets,liabilities, revenues and expenses. The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and asset retirement obligations. The Company introduced many of these critical estimates in its December 31,2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars. The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S. The comparative financial statements from prior periods have been restated to reflect this change. For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002. The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method. This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value. The Company’s policy is to capitalize mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice. A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis. Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 23, 2005. If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company would be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets. The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/ or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which would reduce the Company’s earnings and net assets.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted. CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has restated the results of 2003 and 2002 by recognizing stock-based compensation expenses of $0.3 million and $0.1 million, respectively. In addition, the Company has reported a $0.5 million charge to earnings for the year ended December 31, 2004, reflecting the cost related to the issuance and vesting of stock option grants during the 2004. The affect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred, added to the carrying value of the asset and amortized into income on a systematic basis over its useful life.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards. The original $25.8 million estimate of the fair value of these costs was based on a present value analysis of the future asset retirement costs conducted by the American Insurance Group Environmental (“AIG”). As at December 31, 2004, management believes that the total reclamation liability estimate has not materially changed.

The current asset retirement obligation has been fully funded by the Company by means of a Commutation

Account established with AIG. The cash plus interest earned in the Commutation Account will be used to fund Jerritt Canyon’s ongoing reclamation and mine closure obligations.

Financial Instruments and Other Instruments

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars. Currently, the Company’s principal source of equity capital is Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to hedge exchange rates.

The Company does not use gold forward sales contracts to fix future gold prices realized.

In July 2003, as required by the Company’s term loan lender, the Company purchased 394,591 gold put options, each with a strike price of $330 per ounce and a maximum settlement amount of $40 per ounce, to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005. At December 31, 2004, 55,812 put options remained outstanding. The cost of the put options has been deferred and is reflected as a reduction to revenue in conjunction with the number of options expiring each month. The book value of the put options as recorded at December 31, 2004 is $0.9 million; the market value of the outstanding options is $nil. Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP. However, for US GAAP reporting purposes, the $0.9 million loss is expensed in the current year as described in Note 27.

During late December 2004, the Company arranged 105,000 gold put options with a strike price of $400 per ounce. The gold put options expire monthly throughout 2005 corresponding to the amount of put options purchased/expiring for each respective month and provide the Company with downside price protection. As these puts expire or are exercised the related cost is reflected as a reduction to revenue. Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP. For US GAAP reporting purposes, there is no material difference on a mark to market basis at December 31, 2004.

Marketable securities, consisting of 500,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed company, are carried at the lower of cost or quoted market value. Cost has been determined as the value of the stock on the date on which it was issued to the Company. At December 31, 2004, quoted market value and recorded costs were identical and thus, no write-down was required. Under Canadian GAAP, unrealized gains are not recognized whereas unrealized losses of a permanent nature are recognized. Subsequent to the period end, the Company sold 102,000 of the remaining shares of NPG for proceeds of approximately $0.1 million.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Outstanding share data as at December 31, 2004 are illustrated in Table 8 below.

Table 8

	As of December 31, 2004	Changes in 2005	As of February 28, 2005
	(000’s)	(000’s)	(000’s)
Common shares issued and outstanding	410,405	25	410,430
Common shares issuable upon exercise of warrants	31,374	(25)	31,349
Common shares issuable upon exercise of stock options	11,145	—	11,145
Common shares fully diluted	452,924	—	452,924

Additional Information

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statements - This document contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake’s future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Report of Independent Registered Public Accounting Firm & Management’s Report

Queenstake Resources Ltd.

Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements necessarily include some amounts that are based on management’s best estimates, which have been made using careful judgment.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Queenstake Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal control will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting of non-executive directors. The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the consolidated financial statements and financial reporting matters.

The consolidated financial statements have been audited by Staley, Okada & Partners, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management. Their report follows.

/s/ Dorian (Dusty) Nicol	/s/ Eric H. Edwards
Dorian (Dusty) Nicol	Eric H. Edwards

President and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

To the Shareholders of Queenstake Resources Ltd.:

We have audited the accompanying consolidated balance sheets of Queenstake Resources Ltd. (the “Company”) as at December 31, 2004 and 2003 and the related consolidated statements of loss, deficit, and cash flows for each of the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

/s/ Staley, Okada & Partners
Staley, Okada & Partners
Chartered Accountants
Vancouver, British Columbia, Canada

February 4, 2005, except as to Notes 1b and 28,
which are effective March 23, 2005

Consolidated Balance Sheets

Queenstake Resources Ltd.

(In Thousands of U.S. Dollars)	2004	2003
		Restated – Note 2
ASSETS
Current assets
Cash and cash equivalents	$6,132	$9,536
Trade and other receivables	117	209
Inventories – Note 4	5,084	4,858
Marketable securities – Note 5	500	—
Prepaid expenses – Note 6	4,965	4,097
Deferred financing costs – Note 7	—	3,345
Assets to be disposed of by sale – Note 8	—	8,074
Total current assets	16,798	30,119

Restricted cash – Note 9	26,379	26,338
Mineral property, plant and equipment, net – Note 10	42,514	35,266
Other – Note 11	2,240	6,221
Total assets	$87,931	$97,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$20,580	$6,878
Term loan – Note 12	—	9,952
Other current liabilities – Note 13	2,126	4,057
Total current liabilities	22,706	20,887

Other long-term obligations – Note 14	1,093	6,498
Reclamation and mine closure – Note 15	25,766	25,771
Total liabilities	49,565	53,156

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 410,404,627 (2003 - 360,312,493) – Note 16	100,139	84,817
Contributed surplus – Note 17	1,053	551
Convertible securities – Note 18	363	483
Deficit	(63,189)	(41,063)
Total shareholders’ equity	38,366	44,788
Total liabilities and shareholders’ equity	$87,931	$97,944

Nature of operations and liquidity – Note 1

Commitments and contingencies –Note 24

Subsequent events –Note 28

Approved on behalf of the Board:

/s/ Robert Zerga	/s/ Dorian Nicol
Robert Zerga	Dorian Nicol
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Loss

Queenstake Resources Ltd.

	For the Years Ended December 31
(In Thousands of U.S. Dollars, except per share amount)	2004	2003	2002
Gold sales	$97,864	$54,912	$—
Costs and expenses
Operating	85,346	40,667	—
Depreciation, depletion and amortization	19,568	9,240	7
Exploration	6,629	—	—
General and administrative	3,397	1,936	982
	114,940	51,843	989
Loss from operations	(17,076)	3,069	(989)

Interest expense – Note 20	4,917	4,936	3
Other (income) expense, net	(487)	(151)	(434)
Stock-based compensation – Note 19	537	350	96
Foreign exchange (gain) loss	83	(172)	43
Provision for impairment of Magistral Joint Venture	—	6,248	—
Non-cash loss on early conversion of debt	—	—	439
Non-controlling interest	—	—	12
	5,050	11,211	159
Net loss	$(22,126)	$(8,142)	$(1,148)

Net loss per share – basic and diluted	$(0.06)	$(0.04)	$(0.02)

Weighted average number of shares outstanding (000’s) – basic	377,609	185,866	62,191

Consolidated Statements of Deficit

Queenstake Resources Ltd.

	For the Years Ended December 31
(In Thousands of U.S. Dollars)	2004	2003	2002
	Restated – Note 2	Restated – Note 2

Deficit, beginning of period – as previously reported	$(40,623)	$(32,828)	$(31,684)
Cummulative restatement for stock-based compensation – Notes 2 and 19	(440)	(93)	—
Deficit, beginning of period – as restated	(41,063)	(32,921)	(31,684)
Net loss	(22,126)	(8,142)	(1,148)
Accretion liability component of convertible note	—	—	(89)
Deficit, end of period	$(63,189)	$(41,063)	$(32,921)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Queenstake Resources Ltd.

	For the Years Ended December 31
(In Thousands of U.S. Dollars)	2004	2003	2002
		Restated – Note 2	Restated – Note 2
OPERATING ACTIVITIES
Net loss	$(22,126)	$(8,142)	$(1,148)
Non-cash items:
Depreciation, depletion and amortization	19,568	9,240	7
Interest accretion and deferred financing costs	4,484	3,738	3
Gain on disposal of assets to be disposed of by sale	(661)	(504)	152
Inventory obsolescence	575	—	—
Stock-based compensation	537	350	96
Foreign exchange (gain) loss	83	(172)	43
Loss on sale of marketable securities	23	—	—
Provision for doubtful accounts	—	768	—
Non-controlling interest	—	—	12
Loss on early conversion of note	—	—	439
Provision for impairment of Magistral Joint Venture	—	6,248	—
	2,483	11,526	(396)
Changes in non-cash working capital:
Inventories	(801)	(378)	—
Accounts receivable and prepaid accounts	(88)	(1,597)	(350)
Accounts payable and accruals	10,354	4,017	(55)
Cash provided by (used in) operating activities	11,947	13,568	(801)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(21,546)	(8,960)	795
Environmental risk transfer program	1,031	(6,892)	—
Proceeds from sale of assets to be disposed of by sale – Note 8	4,252	—	—
Notes receivable – Note 8	2,500	—	—
Sale of marketable securities – Note 5	1,460	—	—
Restricted cash	(46)	(26,338)	—
Other, net	—	(2,896)	(1,150)
Cash used in investing activities	(12,349)	(45,086)	(355)

FINANCING ACTIVITIES
Common shares issued, net of costs – Note 16	15,167	32,346	1,045
Term loan – Note 12	(9,952)	9,952	—
Notes payable and leases	(8,218)	—	—
Other	—	(1,356)	—
Cash provided by (used in) financing activities	(3,003)	40,942	1,045

Net increase (decrease) in cash and cash equivalents	(3,404)	9,424	(111)
Cash and cash equivalents, beginning of period	9,536	112	223
Cash and cash equivalents, end of period	$6,132	$9,536	$112

Supplemental cash flow information – Note 22

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Queenstake Resources Ltd.

1

Nature of Operations and Liquidity

(a) Nature of operations

Queenstake Resources Ltd. (“Queenstake” or the “Company”) engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003.

(b) Liquidity

At December 31, 2004, the Company had negative working capital of $5.9 million, which together with expected cash flow from operations, would not be sufficient to satisfy current general and administrative activities, mining operations, capital expenditures and property obligations for the 2005 fiscal year.

During the first quarter of 2005, the Company successfully completed an equity financing for gross proceeds of Cdn $30.0 million (Note 28). The pre-existing working capital deficit at December 31, 2004 has been mitigated by the net proceeds from the equity financing. The net proceeds of the offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

2

Changes in Accounting Policy

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-basedPayments (“CICA 3870”). This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003.

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on
January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred, added to the carrying value of the asset and amortized into income on systematic basis over its useful life. Since the Company early adopted these recommendations upon acquisition of the Jerritt Canyon Mine during 2003, there is no material impact on the consolidated financial statements in the current or prior years presented.

3

Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For the purposes of these financial statements these principles conform, in all material respects, with generally accepted accounting principles in the United States, except as described in Note 27.

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine in Nevada. These financial statements and the accompanying notes include the effects of this purchase and related financing, the results of operations of the Jerritt Canyon mine since July 1, 2003, and all adjustments necessary to present fairly, in all material respects, the financial position, results of operations, and cash flows. The format and presentation of these financial statements have been altered from that used in previous periods to present the financial information on a basis that is consistent with the nature of operations (Note 1a). Accordingly, certain of the comparative numbers from prior periods have been reclassified to conform to the current financial statement presentation.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The Company’s subsidiaries and percentage of ownership at December 31, 2004, are asfollows:

•	Queenstake Resources U.S.A. Inc.
(Delaware) – 100%

•	Castle Exploration Inc.
(Colorado) – 100%

On February 2, 2004, the Company sold its 100% owned subsidiary, Pangea Resources Inc. in an arm’s length transaction (Note 8).

(c) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders’ equity, revenue and expenses reported in these financial statements. The most significant of these estimates and assumptions are those that use estimates of proven and probable gold reserves. Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, and the rate at which amortization is charged to earnings. The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates.

(d) Foreign currencies and foreign currency translation

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars. The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S. The comparative financial statements from prior periods have been restated to reflect this change.

For the restatement of prior years, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002. The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method. This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The activities of Queenstake Resources Ltd., the Canadian parent company, are considered to be integrated. Accordingly, the temporal rate method is used for the conversion of related Canadian dollar denominated accounts. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at average rates approximating exchange rates in effect during the prescribed time of the transactions. Exchange gains or losses are included in the respective statement of operations.

(e) Cash and cash equivalents

Cash and cash equivalents is considered to include cash on hand, demand balances held with banks, money market funds, certificates of deposit and highly liquid deposits with maturities of three months or less from the date of inception.

(f) Inventories

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs.

Finished goods inventories are valued at the lower of cost or net realizable value. Cost valuations are based on the related three-month period’s average costs.

Materials and supplies inventories are valued at the lower of average cost or replacement cost, net of a provision for obsolescence.

(g) Marketable securities

Short-term investments in publicly traded marketable securities are recorded at the lower of cost or quoted market value. The investment is written down to quoted market value when a decline in market value is other than temporary and the loss is included with other income and expense.

(h) Long-lived assets to be disposed of by sale

Long-lived assets or groups of assets available for immediate sale include assets for which the Company has an approved plan to sell; which the Company is actively marketing for sale and expects to complete a sale within one year at a price that approximates current fair value; and for which a sale within one year would be considered probable. Such assets are classified as assets to be disposed of by sale, and are measured at the lower of carrying value or fair value, less cost to sell. No amortization is recognized for assets to be disposed of by sale. Interest and other expenses attributable to the liabilities of the disposal group will be accrued until disposal is completed.

(i) Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost less accumulated depreciation and depletion. Cost includes acquisition and related costs, capitalized asset retirement costs and development costs incurred on existing ore bodies and development costs incurred to further define reserves deemed capable of commercial production. Depletion of mine properties and intangible assets is charged on a units-of-production basis over proven and probable reserves. Depreciation for property, plant and equipment commences when they are placed in service. Projects and assets considered to be Construction in Progress are not depreciated until the projects are complete and placed in service. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to six years.

Long-lived assets are evaluated for impairment at the end of each reporting period. Estimated undiscounted future net cash flows for the Jerritt Canyon mine are calculated using estimated production, gold sales prices, operating costs, capital costs, and reclamation and closure costs. If it is determined that the carrying value exceeds estimated undiscounted future net cash flows from an operation, then a write-down would be recorded, with a charge to operations.

(j) Asset retirement obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations, became effective on January 1, 2004. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

(k) Non-interest bearing notes payable

Notes payable for which no interest rate has been defined are recorded at fair value based on the Company’s estimated cost of similar debt, and periodic accretion is recorded as interest expense.

(l) Obligations under capital leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its related long-term financing. Payments made under operating leases are expensed as incurred.

(m) Convertible securities

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities. Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares. Thevalue of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

(n) Stock-based compensation

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock-based plans when the options or incentives were granted. In 2002, the Company adopted the recommendations of the CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”),for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, using a fair value based method. As permitted under the recommendations, the Company elected to adopt the disclosure-only provisions of the standard, whereby pro-forma net income (loss) and pro-forma earnings (loss) per share are disclosed in the notes to the consolidated financial statements, for stock options granted to directors and employees, using a fair-value based method. Stock-based compensation on options granted to non-employees is recorded as an expense and the credit recorded to share capital at the earlier of completion of performance or vesting of the options granted, using a fair value based method.

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA 3870. This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870, as the options vest; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003. The fair value of stock options is credited to contributed surplus as the options vest and is subsequently transferred to share capital on exercise of the related option.

Consideration paid by directors, officers, employees and non-employees on exercise of stock options or the purchase of stock is credited to common shares.

(o) Revenue recognition

Revenue from the sale of gold is recognized when there is pervasive evidence that an arrangement exists, the selling price is fixed and determinable, collectibility is reasonably assured, and when title and the risks and rewards of ownership pass to the buyer.

(p) Commodity contracts

Put option contracts are purchased in order reduce commodity risk related to falling gold prices. Put option premiums accrued or paid are deferred and netted against gold sales revenue when the options expire or are exercised.

(q) Future income taxes

The future income tax asset and liability method of accounting for income taxes is used, whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not such losses ultimately will be utilized. This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

(r) Loss per share

Loss per share is calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

(s) Other recent accounting pronouncements

The Emerging Issues Task force of the U.S. Financial Accounting Standards Board (“FASB”) conducted a review of a broad range of accounting policies relating to the mining industry during 2004. The topics addressed during the review included mineral rights as tangible or intangible assets, impairment and business combinations, goodwill allocation to reporting units for mining enterprises and stripping cost incurred during production in the mining industry. Should the review result in changes to U.S. GAAP, action to harmonize U.S. GAAP and Canadian GAAP may result in changes to Canadian GAAP.

4

Inventories

	December 31, 2004	December 31, 2003
Finished goods	$59	$875
Stockpiled ore	1,889	970
Work-in-process	286	116
Materials and supplies	2,850	2,897
	$5,084	$4,858

All inventories are associated with the Jerritt Canyon mine.

5

Marketable Securities

	Shares	000’s
Balance – December 31, 2003	—	$—
Consideration for the sale of assets to be disposed of by sale – Note 8	2,000,000	1,483
NPG shares received in lieu of note payment – Note 8	669,485	500
Sale of NPG shares	(2,000,000)	(1,460)
Loss on sale of NPG Shares	—	(23)
Balance – December 31, 2004	669,485	$500

The Company received 2,000,000 shares from Nevada Pacific Gold Ltd. (“NPG”) as consideration for the sale of Pangea Resources Inc. (Note 8). During 2004, the Company sold the NPG shares received as consideration for proceeds of $1.5 million. In addition, the Company received 669,485 shares, valued at $0.5 million, in lieu of payment for the note receivable from NPG. As at December 31, 2004, the market value of the remaining NPG shares is equal to their book value. Subsequent to the period end, the Company sold 102,000 of the remaining shares of NPG for proceeds of approximately $0.1 million.

6

Prepaid Expenses

	December 31, 2004				December 31, 2003
	Current	Non-current	Total		Current	Non-current	Total
Put premiums	$1,612	$—	$1,612	(1)	$2,545	$880	$3,425
Put premium financing, net of amortization	—	—	—	(2)	191	66	257
Prepaid royalties	1,903	—	1,903	(3)	—	—	—
Other	1,450	—	1,450		1,361	—	1,361
	$4,965	$—	$4,965		$4,097	$946	$5,043

	At inception	Additions	Amortization		Net
(1) Aggregate put premiums	$4,088	$732	$(3,208)		$1,612
(2) Put premium financing	307	—	(307)		—
(3) Prepaid royalties	3,493	—	(1,590)		1,903

As a condition of the Jerritt Canyon term loan (Note 12), the lender required the Company to purchase a total of 394,591 gold put options, with a carrying value at approximately $4.1 million, with a series of monthly expiries from July 2003 through June 2005, inclusive. At December 31, 2004, 55,812 gold put options, with a carrying value at approximately $0.9 million remained. The puts each have a strike price of $330 per ounce with a maximum settlement value of $40 per ounce. Payment of the premium for these puts was deferred and premiums were being settled each month based upon the respective number of put options expiring or exercised in that month. On August 30, 2004, the Company paid approximately $2.0 million to settle all deferred outstanding gold put option premiums.

During December 2004, the Company purchased 105,000 gold put options, with a carrying value at approximately $0.7 million, with a series of monthly expiries from January 2005 through December 2005, inclusive. The put options each have a strike price of $400 per ounce. Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.

Put options remaining for 2005 are as follows:

	2005
	Q1	Q2	Q3	Q4
Ounces	27,906	27,906	—	—
Strike price/ounce	$330	$330	$—	$—

Ounces	15,000	30,000	45,000	15,000
Strike price/ounce	$400	$400	$400	$400

7

Deferred Financing Costs

	December 31, 2004	December 31, 2003
Balance at the beginning of the period	$3,345	$6,689
Amortization	(3,345)	(3,344)
	$—	$3,345

Direct costs incurred in arranging the Jerritt Canyon term loan (Note 12) were deferred and amortized in conjunction with the repayment of the term loan. On August 20, 2004, the term loan was paid in full and the balance of the deferred financing costs have been amortized accordingly.

8

Assets to be Disposed of by Sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million. The Company recognized a gain of $661,000 as a result of this transaction.

Cash received from NPG at closing	$4,000
Note receivable from NPG	3,000
Fair value of 2,000,000 common shares of NPG – Note 5	1,483
Other, net	252
Fair value of consideration received	8,735
Carrying value of assets to be disposed of by sale	8,074
Gain on disposal	$661

The $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan (Note 12), as required by the loan terms.

NPG Note Receivable	2004	2003
Balance – January 1,	$—	$—
Proceeds on sale of assets to be disposed of by sale	3,000	—
Payments received	(2,523)	—
NPG shares received in lieu of note payment	(500)	—
Interest	23	—
Balance – December 31,	$—	$—

The $3.0 million note receivable issued by NPG to the Company as part of the consideration was originally non-interest bearing and due in full on August 2, 2004. As required by the terms of the term loan agreement, payments received from NPG towards repayment of the note were applied against the balance owing at that time on the term loan. Agreements reached on July 28, 2004, August 20, 2004, and October 25, 2004

amended the terms of the note, which included aggregate interim payments of $1.5 million, which were applied against the balance owing on the term loan at the time of the payment. In lieu of cash payment for the NPG note receivable, the Company agreed to accept 669,485 NPG shares valued at $0.5 million which are held as marketable securities at December 31, 2004 (Note 5). On November 12, 2004, the Company received $1.5 million from NPG in full payment of the remaining principal balance of the note.

Cash realized from the sale of the common shares of NPG and payments towards the $3.0 million note issued by NPG have been used to reduce and pay out the term loan, and subsequent to the repayment of the loan, to support exploration and underground development activities at the Company’s principal operation, the Jerritt Canyon Mine. Accordingly, the Company believes that the sale of the Company’s subsidiary will have no material adverse effect on the Company’s future operating results.

9

Restricted Cash

	December 31, 2004	December 31, 2003
Commutation Account	$25,771	$25,767
Interest earned	421	131
Reclamation costs incurred by Company	(426)	(127)
	25,766	25,771

Workman’s compensation self-insurance	510	510
Other restricted cash	103	57
	$26,379	$26,338

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the asset retirement obligations of the mine. On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”). The Commutation Account principal plus interest earned on the principal will be used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program.

10

Mineral Property, Plant and Equipment

	December 31, 2004			December 31, 2003
		Accumulated			Accumulated
		depreciation &			depreciation &
	Cost	amortization	Net	Cost	amortization	Net
Mineral properties and deferred costs
Jerritt Canyon (Nevada)	$45,538	$(19,044)	$26,494	$27,976	$(5,912)	$22,064
Plant and equipment
Jerritt Canyon (Nevada)	22,117	(6,128)	15,989	14,885	(1,708)	13,177
Subtotal Jerritt Canyon (1)	67,655	(25,172)	42,483	42,861	(7,620)	35,241

Office equipment, U.S.A.	54	(23)	31	36	(11)	25
	$67,709	$(25,195)	$42,514	$42,897	$(7,631)	$35,266

(1) Jerritt Canyon cost basis	Original cost	2003 additions	2004 additions	Cost basis
Mineral properties and deferred costs	$22,888	$5,088	$17,562	$45,538
Plant and equipment	14,100	785	7,232	22,117
	$36,988	$5,873	$24,794	$67,655

(2)          The original cost of the mineral properties and deferred costs includes the $25,767 of capitalized asset retirement costs – Note 15 less negative goodwill on the acquisition of Jerritt Canyon.

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine and its related assets, in an arm’s length transaction, from AngloGold Limited (“AngloGold”) and Meridian Gold, Inc. (collectively the “Sellers”). In satisfaction of the terms of the agreement, the Company has paid to the Sellers $1.5 million in cash, issued 32 million common shares of the Company with a fair value of $4.1 million, agreed to a deferred production payment of $6.0 million, which was settled in full during fiscal 2004 with a cash payment of $5.6 million and agreed to a net smelter return royalty capped at an aggregate of $4.0 million, which was settled in full during fiscal 2004 with a cash payment of $3.5 million. A 1% net profits interest royalty, payable only to AngloGold, remains in perpetuity for the life of the Jerritt Canyon Mine.

The Company also assumed all of the Sellers’ Jerritt Canyon related asset retirement obligations. The fair value of the asset retirement obligations were independently estimated at $25.8 million as at June 30,2003 by American Insurance Group Environmental (“AIG”), a division of American International Companies (Note 15). This amount has been fully funded through an environmental risk transfer program underwritten by AIG (Note 9).

11

Other Assets

	December 31, 2004				December 31, 2003
	Cost		Amortization	Net	Cost	Amortization	Net
Environmental risk transfer program	$5,861	(1)	$(3,621)	$2,240	$6,892	$(1,617)	$5,275

Other – Note 6	—		—	—	946	—	946
	$5,861		$(3,621)	$2,240	$7,838	$(1,617)	$6,221

(1) Original Cost	$6,892
Reimbursement of insurance premium taxes	(1,031)
$5,861

12

Term Loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”) bearing interest at the U.S. prime rate of 7%, the proceeds of which were used to partially fund the acquisition of the Jerritt Canyon Mine. At December 31, 2003, the term loan balance was $10.0 million as a result of scheduled amortization, cash sweeps and voluntary prepayments. On February 3, 2004, $4.0 million received in the sale of assets to be disposed of by sale (Note 8), were used to repay a portion of the term loan and accrued interest thereon, as required by the loan terms. On March 31, 2004 and June 30, 2004, the Company made scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million. On July 29, 2004 and August 20, 2004, the Company paid $0.5 million and $0.6 million, respectively, paying the balance of the term loan in full.

13

Other Current Liabilities

	December 31, 2004	December 31, 2003
Current portion of insurance premium payable	$425	$—
Current portion of put option premiums payable – Note 14	732	2,545
Current portion of capital leases – Note 14	969	850
Current portion of oxygen plant note – Note 14	—	662
	$2,126	$4,057

14

Other Long-Term Liabilities

	December 31, 2004	December 31, 2003
Production payment payable	$—	$4,768
Deferred put option premiums	732	3,425
Capital leases	2,062	1,234
Oxygen plant note payable	—	1,128
	$2,794	$10,555
Less current portion:
Deferred put option premiums	(732)	(2,545)
Capital leases	(969)	(850)
Oxygen plant note payable	—	(662)
	$1,093	$6,498

As a part of the cost of the Jerritt Canyon acquisition, the Company had agreed to pay the Sellers a $6.0 million production payment by way of quarterly payments of $1.0 million, to begin at the earlier of full repayment of the term loan (Note 12) or June 30, 2005. On August 20, 2004, the Company paid the term loan in full, thus triggering the commencement of the $6.0 million production payments. On August 30, 2004, the Company paid approximately $5.6 million to settle in full the deferred production payments with an undiscounted value of $6.0 million. The Company’s estimated fair value of this liability was $5.1 million; thus a loss of $0.5 million on the early payment of debt was reflected as interest expense.

Also as a part of the cost of the Jerritt Canyon acquisition the Company assumed a $2.0 million interest-free note owed to AngloGold for an oxygen plant located at the Jerritt Canyon Mine. The terms required payments of $250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005. On August 30, 2004, the Company paid approximately $0.7 million to settle in full the remaining note payable balance associated with the oxygen plant.

Also as a part of the Jerritt Canyon acquisition, the Company agreed to a net smelter royalty on future Jerritt Canyon production. The royalty commenced on the earlier of the full repayment or refinancing of the term loan (Note 12) and was capped at $4.0 million, at which time the royalty converted to a 1% net proceeds interest (Note 24a). On August 30, 2004, the Company paid approximately $3.5 million to settle in full the $4.0 million net smelter royalty.

15

Reclamation and Mine Closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property has been estimated based upon existing reclamation standards. The original $25.8 million estimate of the fair value of these costs was based on a present value analysis of the future asset retirement costs conducted by the American Insurance Group Environmental (“AIG”). As at December 31, 2004, management believes that the total reclamation liability estimate has not materially changed.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine. On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”). The ERTP includes several components: a Commutation Account, reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the years ending December 31, 2004 and 2003:

	December 31, 2004	December 31, 2003
Opening Balance	$25,771	$25,767
Accretion	421	131
Reclamation activities paid by Company	(426)	(127)
Ending Balance	25,766	25,771

Commutation Account

Integral to the ERTP is the Commutation Account discussed in Note 9, the required amount of which was independently estimated by AIG. The terms of the ERTP (discussed below) contemplate that the currently existing Jerritt Canyon reclamation liability will not exceed the Commutation Account balance plus interest earned on the Commutation Account. This is consistent with the intent of CICA Handbook section 3110, Asset Retirement Obligations.

Reclamation cost cap insurance

The ERTP also includes a reclamation and mine closure cost cap insurance policy, which will serve to fund reclamation and post-closure site management by the Company. The insurance provides coverage for future reclamation and mine closure costs if they exceed those funded by the Commutation Account. If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that the ultimate reclamation cost is more than the CommutationAccount balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the Commutation Account.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing in 2003.

Surety bonds

AIG has posted a total of $35.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection, to provide these agencies assurance that the Company will meet its reclamation obligations.

16

Common Shares

	Shares (000’s)	$000’s
		Restated - Note 2
Balance, December 31, 2002	67,984	$36,835
Issued for cash	143,090	21,759
Issued for cash on exercise of warrants	102,092	12,467
Issued for cash on exercise of incentive stock options	1,753	286
Issued for settlement of notes payable	2,194	562
Consideration for Jerritt Canyon Mine purchase	32,000	4,089
Consideration for 57.5% of Magistral project	11,200	6,142
Fair value of lender’s and broker’s warrants exercised	—	4,802
Fair value of stock options exercised (2)	—	43
Equity issuance costs	—	(2,168)
Activity for the year	292,329	47,982
Balance, December 31, 2003	360,313	$84,817
Issued for cash	34,254	12,997
Issued for cash on exercise of warrants	15,313	2,905
Issued for cash on exercise of incentive stock options	525	110
Fair value of broker’s warrants exercised	—	257
Fair value of stock options exercised	—	35
Equity issuance costs (1)	—	(982)
Activity for the year	50,092	15,322
Balance, December 31, 2004	410,405	$100,139

(1) Equity issuance costs include $0.6 million fair value of underwriters Compensation Options (see note 18).

(2) Restatement for stock-based compensation (see notes 2 and 19).

On October 7, 2004, the Company issued 34,254,000 common shares and 17,127,000 common share purchase warrants in an equity offering for gross proceeds of approximately $13.0 million. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006. The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million and issued 1,712,700 Compensation Options to the underwriters. Each Compensation Option entitles the holder to purchase one unit of the Company at an exercise price of Cdn $0.50, at any time before October 8, 2005; each unit purchased will consist of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006.

17

Contributed Surplus

	December 31, 2004	December 31, 2003
		Restated - Note 2
Balance, beginning of year	$551	$244
Fair value of stock-based compensation – Note 19	537	350
Fair value of stock options exercised - transferred to share capital – Note 16	(35)	(43)
Balance, end of year	$1,053	$551

18

Convertible Securities

Outstanding at			Outstanding at
December 31, 2003	Issued in 2004	Exercised in 2004	December 31, 2004	Exercise price	Expiry
(000’s)	(000’s)	(000’s)		Cdn $
195	—	195	—	$0.30	—
221	—	221	—	0.30	—
26	—	26	—	0.26	—
156	—	156	—	0.22	—
2,375	—	2,375	—	0.22	—
823	—	823	—	0.22	—
1,055	—	1,055	—	0.22	—
20,496	—	9,962	10,534	0.25	06/25/05
2,000	—	—	2,000	1.00	12/15/05
500	—	500	—	0.32	—
—	17,127	—	17,127	0.65	02/10/06
—	1,713	—	1,713	0.50	08/10/05
27,847	18,840	15,313	31,374

	Warrants Issued	Warrants exercised	Warrants outstanding	Fair value of warrants issued	Fair value of warrants exercised	Fair value of warrants outstanding
	(000’s)	(000’s)	(000’s)	(U.S. 000’s)	(U.S. 000’s)	(U.S. 000’s)
Balance, December 31, 2003	129,939	(102,092)	27,847	$5,283	$(4,800)	$483
Warrants issued in financings	17,127	(11,434)	5,693	—	—	—
Warrants issued for goods & services	1,713	(3,879)	(2,166)	137	(257)	(120)
Balance, December 31, 2004	148,779	(117,405)	31,374	$5,420	$(5,057)	$363

On October 7, 2004, the Company issued 17,127,000 common share purchase warrants in relation to the completed equity offering for gross proceeds of approximately $13.0 million. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006. The Company issued to the underwriters 1,712,700 Compensation Options.  Each Compensation Option entitles the holder to purchase one unit of the Company at a price of Cdn $0.50, at any time before October 8, 2005; each unit will consist of one common share and one-half of one commonshare purchase warrant; one whole commonshare purchase warrant will entitle the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006. The Company used the Black-Scholes Option Pricing Model to determine a fair value of $137,345 for the Compensation Options.

During the twelve months ended December 31, 2004, 15,313,134 of the warrants issued have been exercised for total gross proceeds of $2.9 million.

19

Stock Options

At December 31, 2004 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan. The 1995 Plan was established on May 17, 1995, amended most recently on May 12, 2004 and is the Company’s only active incentive stock option plan. A maximum of 30,000,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting. Shareholder approval is required to increase the number of options available for grant under the 1995 Plan. One half of any options granted are exercisable immediately and the remainder vest and become exercisable one year later. The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled.

The following table sets out the activity in Company’s incentive stock option plans for the years ending December 31, 2004, 2003 and 2002:

		Weighted
		average
		price per
	Number	option
	(000’s)	Cdn $
Outstanding, December 31, 2001	2,604	$0.89
Granted	2,970	0.31
Exercised	(50)	0.10
Cancelled or expired	(404)	2.77
Outstanding, December 31, 2002	5,120	0.41
Granted	3,900	0.39
Exercised	(1,752)	0.22
Cancelled or expired	(493)	0.25
Outstanding, December 31, 2003	6,775	0.43
Granted	5,050	0.57
Exercised	(525)	0.26
Cancelled or expired	(155)	2.65
Outstanding, December 31, 2004	11,145	$0.47

Options outstanding at December 31, 2004 are exercisable in the following amounts and exercise prices:

Options outstanding				Options exercisable
		Weighted			Weighted
		average	Weighted		average
Exercise price	Number	price per	average	Number	price per
per option	of options	option	remaining life	of options	option
Cdn $	(000’s)	Cdn $	(years)	(000’s)	Cdn $
0.16	100	0.16	0.5	100	0.16
0.09	200	0.09	2.0	200	0.09
0.32	2,100	0.32	2.4	2,100	0.32
0.22	50	0.22	2.8	50	0.22
0.39	3,283	0.39	3.6	3,283	0.39
0.48	300	0.48	3.6	300	0.48
2.61	15	2.61	0.7	15	2.61
3.86	47	3.86	0.7	47	3.86
0.57	2,125	0.57	4.5	1,063	0.57
0.57	2,925	0.57	4.8	1,462	0.57
	11,145	0.47		8,620	0.44

Under the 1995 Plan, 5,050,000 stock options were granted to directors, officers and employees of the Company during 2004. Of the options granted 2,525,000 vested immediately upon granting and the remaining 2,525,000 will vest one year from the date of grant.

The Company has retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870 and recording a credit to contributed surplus; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003, previously disclosed on a pro-forma basis.

In preparing these fair value estimates for 2004, 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Stock based compensation of $537,637 recorded for the year ended December 31, 2004, is related to the issuance and vesting of stock options to directors, officers, and employees in 2003 and 2004.

Restatement

Prior period financial statements are restated for the fair value of stock-based compensation for the years 2003 and 2002, consistent with CICA 3870 (Note 2), based on stock based compensation for 2003 and 2002 of $347,000 and $93,000 respectively.

20

Interest Expense

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Amortization of deferred financing costs, related to term loan	$3,345	$3,344	$—
Amortization of deferred financing costs, related to put options financed	257	50	—
Accretion of production payment owing to Jerritt Canyon sellers	788	256	—
Oxygen plant note	94	88	—
Non-cash interest expense	4,484	3,738	—

Term loan	322	978	—
Capital leases	80	83	—
Other	31	137	3
	$4,917	$4,936	$3

21

Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2004	2003	2002
Provision for recovery of taxes at statutory rates	$(7,877)	$(2,932)	$(418)
Tax benefit not recognized on current year losses	1,491	1,222	139
Differences in foreign tax rates	(57)	85	25
Non-deductible items and other	6,443	1,625	254
	$—	$—	$—

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets as at December 31, 2004 are as follows:

	2004	2003	2002
Non-capital loss carry forwards	$7,322	$7,776	$6,236
Net capital loss carry forwards	6,088	—	—
Unutilized exploration expenditures	5,990	2,619	2,099
Capital assets	(330)	(204)	1,147
Total gross future income tax assets	19,070	10,191	9,482
Less: Valuation allowance	(19,070)	(10,191)	(9,482)
Net future income tax allowance	$—	$—	$—

The Company has income tax loss carry forwards of approximately $7.3 million, which may be used to reduce future income taxes otherwise payable and which expire principally in the years 2005 to 2011. The tax benefit of the above noted loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

22

Supplemental Cash Flow Disclosure

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Non-cash financing and investing activities
Consideration received in sale of assets disposed of by sale – Note 8	$4,483	$—	$—
Marketable securities received in lieu of note payment	500	—	—
Property, plant and equipment expenditures accrued	3,265	—	—
Fair value of stock options exercised and transferred to share capital	35	43	—
Fair value of broker’s warrants issued for services	137	5,283	—
Fair value of lender’s and broker’s warrants exercised and transferred to share capital	257	4,802	—
Contributed surplus arising on fair value of stock options expired	15	—	—
Issued shares to satisfy the loan payable by the Magistral Joint Venture	—	562	—
Acquisition of the Jerritt Canyon mine:
Shares issued to sellers	—	4,089	—
Deferred production payment owing to sellers	—	4,506	—
Reclamation liability assumed	—	25,767	—
Other liabilities assumed	—	4,159	—
Warrants issued to lender	—	4,565	—
Purchase of gold put options	—	4,088	—
Shares issued to Midwest	—	6,353	—
Shares and warrant issued to settle debt and interest	—	—	1,333

Operating activities include interest paid in cash	433	1,286	3

23

Financial Instruments

Fair value

The fair value of the Company’s current financial assets and liabilities approximates their carrying values, due to their short-term maturities.

Foreign currency risk management

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars. In 2003 and 2004, the Company’s principal source of equity capital was Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity risk management

In July 2003, as required by the term loan lender (Note 12), the Company purchased gold put options to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005 (Note 6). The Company has continued to enter into gold put options for the fiscal year 2005 in order to reduce exposure to the risk of falling gold prices (Note 6). Put options are not considered financial instruments and thus, are not marked to market consistent with Canadian GAAP.

The Company does not use gold forward sales contracts to fix future gold prices realized.

24

Commitments and Contingencies

(a) Commitments

The Company has obligations under operating leases for its corporate offices, office equipment and operating equipment. Future minimum lease payments for non-cancelable leases with initial or remaining lease terms in excess of one year at December 31, 2004 are as follows:

	Payments due by period
(In millions of U.S. Dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Capital lease obligations	$2.1	$1.0	$1.1	$—	$—
Operating leases	0.7	0.2	0.5	—	—
Total Material Contractual Obligations	$2.8	$1.2	$1.6	$—	$—

The Company is required to pay a perpetual 1% net proceeds interest to AngloGold Corp as a condition of the purchase of the Jerritt Canyon Mine. The net proceeds consist of gross revenue received less all operating expenses; all advance minimum royalty, lease, purchase, rental and claim maintenance; all post-production capital expenditures; all anticipated post-closure reclamation costs; all production royalties; and all qualifying taxes. At December 31, 2004, the Company has incurred no current or long-term obligation for the net proceeds interest nor have any payments been made in lieu of this requirement.

(b) Legal

The Company may be involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which the Company may be required to pay by reason thereof, will have a material effect on the future conditions or future results of operations for the Company.

(c) Environmental

The Company engages in mining, development and exploration activities, which are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and may become more restrictive. The Company conducts its operations in a manner to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.

25

Retirement Plans

Upon completion of the Jerritt Canyon acquisition, the Company assumed sponsorship, from the prior owners of the Jerritt Canyon mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees. The Company makes defined contributions of up to 7.5% of eligible employees’ salaries and is not responsible for the performance of investment vehicles selected by employees. The Company contributed $1,372,206 for the twelve-month period ended December 31, 2004 and contributed $602,702 during the six months ended December 31, 2003. The Company had no similar retirement plan prior to June 30, 2003.

26

Segment Information

The Company operates only in the gold sector within the United States. Currently, revenues are earned exclusively at the Company’s Jerritt Canyon mine in Nevada.

27

Differences Between Canadian and United States Generally
Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. For the purposes of these financial statements these principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The adjustments to comply with U.S. GAAP, with respect to the consolidated balance sheets for the years ended December 31, 2004 and 2003 would be as follows:

	December 31, 2004			December 31, 2003
(in Thousands of Dollars)	Cdn GAAP	Differences	U .S. GAAP	Cdn GAAP	Differences	U.S. GAAP
				Restated Note 2		Restated Note 2
ASSETS
Total current assets (b)	$16,798	$(878)	$15,920	$30,119	$(2,994)	$27,125
Other assets	71,133	—	71,133	67,825	—	67,825
Total assets	$87,931	$(878)	$87,053	$97,944	$(2,994)	$94,950

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Total current liabilities	$22,706	$—	$22,706	$20,887	$—	$20,887
Other long-term liabilities	26,859	—	26,859	32,269	—	32,269
Total liabilities	49,565	—	49,565	53,156	—	53,156

Shareholders’ equity

Common shares, contributed surplus and convertible securities	101,555	—	101,555	85,851	—	85,851
Deficit (b)	(63,189)	(878)	(64,067)	(41,063)	(2,994)	(44,057)
Total shareholders’ equity	38,366	(878)	37,488	44,788	(2,994)	41,794
Total liabilities and shareholders’ equity	$87,931	$(878)	$87,053	$97,944	$(2,994)	$94,950

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of loss for the years ended December 31, 2004, 2003 and 2002 would be as follows:

	For the Years Ended December 31
(In Thousands of Dollars, except per share amounts)	2004	2003	2002

Income (loss) from operations Canadian GAAP	$(17,076)	$3,069	$(989)
Interest expense (a)	(4,917)	(4,936)	(3)
Other income (expense) (a)	487	151	434
Stock-based compensation (a)	(537)	(350)	(96)
Foreign exchange gain (loss) (a)	(83)	172	(43)
Provision for impairment of Magistral Joint Venture (a)	—	(6,248)	—
Non-cash loss on early conversion of debt (a)	—	—	(439)
Non-controlling interest (a)	—	—	(12)
Unrealized loss on gold put options (b)	(878)	(2,294)	—
Loss from operations and Net loss under U.S. GAAP	(23,004)	(10,436)	(1,148)

Other comprehensive income - unrealized gain on marketable securities in 2002; realized in 2003 (c)	—	(198)	198
Comprehensive loss under U.S. GAAP	$(23,004)	$(10,634)	$(950)

Net loss per share - basic and diluted	$(0.06)	$(0.06)	$0.01

Weighted average number of shares outstanding (000’s) - basic	377,609	185,866	62,191

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 would have no material effect on net cash provided by / (used in) operations, cash used in investing activities and cash provided by / (used in) financing activities.

The significant differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States, as they relate to these financial statements are as follows:

(a) Certain income and expense items may be disclosed after income (loss) from operations for Canadian GAAP.  These items are included in income (loss) from operations for U.S. GAAP.

(b) The Company purchased gold put options (Note 6), as required by the Jerritt Canyon term loan (Note 12) to establish a minimum price, which the Company would receive for a significant portion of its gold production during the amortization period of the term loan. During fiscal 2004, the Company has also entered into additional put option agreements for the 2005 fiscal year.  These contracts do not qualify as designated hedges under FAS 133 and FAS 137, accordingly for U.S. GAAP, changes in the fair value of the outstanding puts are recognized as a component of net loss.

(c) Under U.S. GAAP, unrealized gains and losses on investments held for re-sale are shown separately in the derivation of comprehensive income. After the investment is sold, the related gain and loss amounts in comprehensive income are reclassified to the statement of loss.

28

Subsequent Events

On March 23, 2005, the Company successfully closed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of Cdn $30.0 million. The aggregate cash proceeds included Cdn $10.0 million issued and sold pursuant to exercise by the Agents of an over-allotment option. The total Offering consisted of 100 million units (the “Units”),including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit. Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months. If at any time after six months from the closing of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn $0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering. The net proceeds of the Offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

Corporate Information

Directors

Robert L Zerga (2), (3)

Lamoille, Nevada, USA

Non-Executive Board Chairman

Dorian L. (Dusty) Nicol

Denver, Colorado, USA

President and Chief Executive Officer

Hugh Mogensen (1), (3)

Saanichton, British Columbia,

Canada

Peter Bojtos, P.Eng. (1), (2)

Lakewood, Colorado, USA

Mike Smith (1)

Nanaimo, British Columbia,

Canada

(1) Audit Committee Member

(2) Corporate Governance Committee Member

(3) Compensation Committee Member

Officers

Dorian L. (Dusty) Nicol

President and Chief Executive Officer

Eric H. Edwards

Vice President, Finance and Chief Financial Officer

Rod C. McKeen

Corporate Secretary

Corporate Headquarters

Queenstake Resources Ltd. 999 18th Street, Suite 2940 Denver, Colorado 80202, USA
Telephone:	303-297-1557
Toll free:	800-276-6070
Facsimile:	303-297-1587
E-mail:	info@queenstake.com
Web site:	www.queenstake.com

Operations Office

Queenstake Resources USA, Inc.

Jerritt Canyon

HC 31 Box 78

Elko, Nevada 89801, USA

Telephone:	775-738-5006
Facsimile:	775-758-9231

Stock Exchange Listings

Toronto Stock Exchange
Symbol: QRL

American Stock Exchange
Symbol: QEE

Investor Contact

John R. Haigh

Manager, Investor Relations

Telephone:	303-297-1557
Toll free:	800-276-6070

E-mail: johnhaigh@queenstake.com

Auditors

Staley, Okada & Partners

10190 – 152 A Street, 3rd floor

Surrey, BC, Canada V3R 1J7

Legal Counsel

Axium Law Group

Four Bentall Centre, Suite 3350

PO Box 49222

Vancouver BC, Canada V7X 1L2

Registrar and Transfer Agent

Questions regarding the change of stock ownership, consolidation of accounts, lost certificates, change of address and other such matters should be directed to:

CIBC Mellon Trust Company

Attention: Shareholder Services

1066 West Hastings St., Ste. 1600

Vancouver, BC, Canada V6E 3X1

Telephone: 604-891-3025

Facsimile:  604-688-4301

E-mail: inquiries@cibcmellon.com

Web site: www.cibcmellon.com

Annual General Meeting

The Annual General Meeting of Shareholders of Queenstake Resources Ltd will be held Tuesday, May 31, 2005 at 2:00 PM at the Intercontinental Toronto Centre, 255 Front Street West, Kingsway Room, Toronto, Ontario, Canada

Design: Barker Design, Inc.     Printing: Somerset Graphics     Principal photography: David Tejada

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940
Denver, Colorado 80202, USA

Telephone:	(303) 297-1557
Facsimile:	(303) 297-1587

Web site:	www.queenstake.com

TSX:	QRL
Amex:	QEE